PLĀA Wear Inc.

REGULATION CROWDFUNDING OFFERING STATEMENT

PLĀA wear inc.

COMMON STOCK

$1.00 per Share

Maximum Offering: USD $5,000,000

Target Offering: USD $10,000

Minimum Subscription: USD $250

THIS OFFERING STATEMENT IS AN EXHIBIT TO, IS A PART OF, AND SHOULD BE READ IN CONJUNCTION WITH, THE COMPANY'S FORM C AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WHICH FORM C IS INCORPORATED INTO THIS COVER PAGE BY REFERENCE AS IF FULLY SET FORTH.

FOR MORE INFORMATION, PLEASE CONTACT THE COMPANY'S DESIGNATED REGISTERED FUNDING PORTAL OR DESIGNATED INTERMEDIARY:

FundMe.com

The effective date of this Offering Statement is October 6, 2021

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

PLĀA Wear Inc., a Pennsylvania corporation ("we", "us", "our", the "Issuer", or the "Company"), is offering these securities pursuant to available exemptions from registration claimed under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

This cover page is continued on the following pages

Accordingly, the Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

IMPORTANT NOTICES ABOUT THE INFORMATION PRESENTED IN THIS OFFERING STATEMENT

This document is our Offering Statement (this "Offering Statement") to be presented to potential investors as part of the Company's Form C as filed with the Commission pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. This Offering Statement is not to be used for any other purpose or in any other context. This Offering Statement has been prepared for the sole purpose of providing certain information regarding an investment in the Securities of the Company by investors who qualify under Regulation Crowdfunding. It does not purport to be complete and is subject to change, correction, amendment and/or supplementation.

THIS OFFERING OF SECURITIES IS BEING MADE IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND U.S. STATE SECURITIES LAWS. THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE OR OTHER JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION AND MAY NOT BE USED IN ANY STATE OR OTHER JURISDICTION IN WHICH AN OFFER OR SOLICITATION OF SECURITIES IS NOT AUTHORIZED.

STATEMENTS IN THIS OFFERING STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS STATED OTHERWISE, AND NEITHER DELIVERY OF THIS OFFERING STATEMENT AT ANY TIME, NOR ANY SALES HEREUNDER, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS, FINANCIAL CONDITION OR PROSPECTS OF THE COMPANY SINCE THE DATE HEREOF AND/OR THE DATES REFERRED TO HEREIN. IN ADDITION, THE COMPANY IS UNDER NO OBLIGATION TO UPDATE THE INFORMATION PRESENTED HEREIN.

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. LEGAL COUNSEL, ACCOUNTANTS OR INVESTMENT ADVISORS HAVE NOT BEEN ENGAGED BY THE COMPANY OR ITS AFFILIATES ON BEHALF OF PROSPECTIVE INVESTORS. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR OWN LEGAL COUNSEL, ACCOUNTANT OR INVESTMENT ADVISOR AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR CONTEMPLATED INVESTMENT IN THE COMPANY'S SECURITIES. IN PROVIDING THIS OFFERING STATEMENT, THE COMPANY IS NOT MAKING ANY REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THESE SECURITIES REGARDING THE LEGALITY OR SUITABILITY OF AN INVESTMENT THEREIN BY SUCH OFFEREE OR PURCHASER UNDER APPLICABLE LAWS. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON

THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED.

IRS Circular 230 Disclosure: To ensure compliance with U.S. Treasury Department Circular 230, Investors in the Securities are hereby notified that: (a) any discussion of U.S. Federal tax issues in this document is not intended or written by the Company to be relied upon, and cannot be relied upon by Investors in the Securities, for the purpose of avoiding penalties that may be imposed on Investors in the Securities under the U.S. Internal Revenue Code (the "Code"); (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein by the Company; and (c) Investors in the Securities should seek advice based on their particular circumstances from their own independent tax advisors.

This Offering Statement amends and restates all prior versions, if any, through the latest date shown on the cover page hereof.

By receiving this Offering Statement you agree not to transmit, reproduce or make this Offering Statement or any related exhibits or documents available to any other person or entity. Your breach of this condition may cause the Company to incur actual damages of an indeterminable amount, subjecting you to potential legal liability.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

As there is a relatively low minimum target offering threshold in this Offering, initial or earlier investors may bear a greater and disproportionate share of the risk factors set forth in this Offering Statement than investors who invest later or when the Company is better capitalized (See "Risk Factors").

We reserve the right to withdraw this Offering at any time and for any or no reason without notice.

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in the Offering Statement, including, but not limited to, entering into one or more side-letters materially adjusting such terms.

This Offering Statement does not constitute an offer in any jurisdiction or to any person to whom it is unlawful to make such an offer in such jurisdiction.

An offer may be made only through the Company's registered funding portal and/or other designated intermediary and must be accompanied by a copy of this Offering Statement including Form C and all Exhibits. No other person has been authorized to give you any other information or make any representations other than those contained in this Offering Statement. If you receive other information, do not rely on it.

Our affairs may have changed materially since the date on the cover of this Offering Statement. Neither delivery of this Offering Statement nor any transactions made hereunder shall, under any circumstances, create an implication that there has been no material change in our affairs since that date.

You and/or your advisors and representatives may ask questions of, and receive answers from, our Management concerning the terms and conditions of this Offering Statement as well as our overall objectives. We also will endeavor to provide you with any additional information, to the extent we possess such information or can acquire it without unreasonable effort or expense, necessary to substantiate the information set forth in this Offering Statement.

Securities acquired through this Offering Statement may not be transferred without the express written permission of the Company or in the absence of an effective registration statement unless the prospective transferee establishes, to the satisfaction of the Company, that an exemption from registration is available. Any certificates evidencing ownership of securities offered hereby shall bear a restrictive legend to this effect.

The securities described herein should be considered a non-liquid, speculative investment. (See "Risk Factors").

TABLE OF CONTENTS

IMPORTANT NOTICES ABOUT THE INFORMATION PRESENTED IN THIS OFFERING STATEMENT ii

TABLE OF CONTENTS iv

THE COMPANY 1

ELIGIBILITY...1

COMPANY MANAGEMENT 1

PRINCIPAL SECURITY HOLDERS 4

BUSINESS AND ANTICIPATED BUSINESS PLAN 4

RISK FACTORS 17

THE OFFERING...30

    PURPOSE..30

    ESTIMATED USE OF PROCEEDS...30

    CLOSING AND DELIVERY OF SECURITIES...31

    CANCELLATION POLICY 31

OWNERSHIP AND CAPITAL STRUCTURE 31

    THE OFFERING 31

    MODIFICATIONS OF OFFERING TERMS..32

    RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED 32

    DESCRIPTION OF THE ISSUER'S SECURITIES 32

    VALUATION...33

    RISKS RELATED TO MINORITY OWNERSHIP IN THE COMPANY 33

    RISKS RELATED TO CORPORATE ACTIONS, ETC...33

    MATERIAL TERMS OF THE COMPANY'S INDEBTEDNESS 34

    OTHER EXEMPT OFFERINGS CONDUCTED BY THE COMPANY IN THE PAST THREE YEARS 34

    RELATED-PARTY TRANSACTIONS 34

FINANCIAL CONDITION OF THE COMPANY 34

    OPERATING HISTORY 34

    DESCRIPTION OF FINANCIAL CONDITION OF THE COMPANY...34

FINANCIAL INFORMATION..34

OTHER MATERIAL INFORMATION 35

    SOURCES OF INFORMATION 35

    REPRESENTATIONS 35

    CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS 36

    COMPETITION 36

    DESCRIPTION OF PROPERTY...37

    MATERIAL AGREEMENTS...37

    COMPENSATION 37

    CONFLICTS OF INTEREST...37

    CERTAIN U.S. INCOME TAX CONSIDERATIONS 38

    LEGAL PROCEEDINGS..38

ONGOING REPORTING..39

EXHIBITS:

A: COPY OF ARTICLES OF INCORPORATION
B: COPY OF BYLAWS
C: FINANCIAL STATEMENTS
D: FORM OF STOCK SUBSCRIPTION AGREEMENT

THE COMPANY

The name of the Issuer of the Securities described in this Offering Statement is PLĀA Wear Inc., a Pennsylvania corporation (referred to herein as "we", "us", "our", the "Issuer", or the "Company").

ELIGIBILITY

The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

The Company is not ineligible to rely on the exemption available under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, please see the "Legal Proceedings" section of this Offering Statement).

The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the Issuer was required to file such reports).

The Company is not a development stage company that (a) has no specific business plan, or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

To our knowledge and belief, neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

COMPANY MANAGEMENT

We are a corporation governed by a Board of Directors (the "Board") and managed on a day-to-day basis by officers appointed by the Board. Directors and officers serve until their successors have been duly chosen and elected. By way of majority vote or written consent, our Common Shareholders may remove the Board with or without cause.

Our Board may fix the compensation of all Company officers. Pursuant to this authority, the Board may, by resolution, provide for Directors to be paid their expenses, if any, for attendance at each meeting of the Board, and may be paid a stated salary or a fixed sum as a Director for attendance at each meeting of the Board. No such payment shall preclude any Director from also serving as an officer of the Company or in any other capacity and receiving compensation therefrom. The Board may adopt incentive compensation plans in the form of Shares, stock options, warrants, etc., in the future for our Management, directors, officers, consultants, advisors, employees or others.

Officers appointed by the Board shall conduct the operation and management of the Company's business on a day-to-day basis on such terms and for such compensation as the Board shall determine. No officer is prevented from also holding a position as a Director concurrently.

The biographies of certain of our key officers, directors, or other key personnel, consultants or advisors, are set forth below. It does not purport to be complete and is subject to change. A complete and current list of our officers, directors, or other key personnel, consultants or advisors is available anytime upon request.

Timothy DeJesus, President and Founder

Tim's current responsibilities with the Company include planning/funding of the business, creative designs, financial decisions related to PLĀA Wear, sales, marketing strategy, social media exposure, any and all responsibilities related to the success of the business. Tim founded PLĀA Wear Inc. in June 2020, with the idea of creating a fashion brand that had purpose. Prior to becoming an entrepreneur, Tim had experienced tremendous growth as an executive manager in the automotive retail space. He has always had an admiration for cars, but Tim is truly passionate about fashion and it shows in his clothing designs. When he's not leading PLĀA Wear Inc., Tim shares his love for music as a DJ on his weekly TikTok Live show called Turnt Up Thursday. Tim's work history for the past 3 years are outlined as follows: President and founder, PLĀA Wear Inc. from June 2020 to present (functions listed above). Chief Executive Officer, Dealer Masters LLC from February 2020 to present (primary functions include automotive training and consulting, salesperson and management training, analytics, and advising based on data analysis and industry expertise). Operations Manager, Fellah Auto Group from April 2019 to March 2020 (primary functions included personnel management, data analysis, process development, marketing, and sales and service director).

Dane Iorio, Chief Executive Officer

Dane's current responsibilities with the Company include employee accountability, our customer-facing appearance of the brand, sales, marketing mtrategy, PLĀA Wear Instagram account, designs, any and all responsibilities (except for handling of the Company's finances) related to the success of the business. Dane joined PLĀA Wear Inc. as Chief Executive Officer in November 2020 where he currently oversees customer facing phases of the brand. He has over 15 years of retail apparel experience, primarily in management roles. Dane is also responsible for many of the designs you see across our entire fashion line. Dane switched careers in his 30s to follow a passion for music, where he has leveraged his expertise in audio engineering. Dane has worked in live sound, assisted in recording studio albums, in addition to freelance mixing and mastering. Dane's work history for the past 3 years are outlined as follows: Verrex LLC, Field/Quality Assurance Technician from November 2015 to Present (primary functions include: testing and inspecting system functions as project engineers intend and work with engineers and project managers to make any necessary changes to system in order to ensure proper functionality, leading a team of subcontractors in properly and safely installing hardware for conferencing and audio visual systems, manual installs of displays, speakers, microphones, processors, network switches and other conferencing equipment, and testing of such equipment in the field and integration/commissioning of final room systems).

Joel Payne, Chief Marketing Officer

Joel's current responsibilities with the Company include marketing the brand, commercial copy, marketing strategy, marketing budget, brand image, and reputation management. Joel joined PLĀA Wear as Chief Marketing Officer in April 2021. Joel, a New Jersey native, brings more than 15 years of professional experience in corporate public relations and marketing, crisis communications, media training and political advocacy. Joel has worked with Burson-Marsteller (now Burson Cohn Wolfe) as a public relations associate, Qorvis Communications as a senior account supervisor and Vice President and MWWPR as a Vice President in the corporate communications practice. Joel also worked in two presidential campaigns: John Edwards in 2008 and Hillary Clinton in 2016 and for four different members of Congress. In 2016, he was the Director of African-American Advertising for Hillary Clinton's presidential campaign. In that role, he oversaw the campaign's advertising outreach program to African-American voters nationwide that exceeded $25 million, the largest such effort in political history at that time. Joel makes frequent national television appearances as a political commentator and analyst and is the host of the Here Comes the Payne podcast. Joel is a graduate of Brown University and a native of New Jersey. Joel's work history for the past 3 years are outlined as follows: The Hub Project, Managing Director, from October 2019 to present (primary functions include: leading a 14-person communications team (includes polling and opinion research team), overseeing strategic communications for organization and independent communications strategies for multiple campaigns to influence public sentiment on health care, tax fairness, public trust, democracy and racial justice, providing senior counsel for the organization's paid media expenditures which exceeded $40 million during tenure, and serving as communications liaison to the organization's lead external funders and related entities); MWWPR, Vice-President, from May 2018 to August 2019 (primary functions included: serving as key in-market leader for company in Washington, DC and senior account leader for several high-profile corporate, public affairs and crisis projects , responsible for managing over $500,000 in business during first calendar year with company, helped secure multiple new business opportunities for the firm in health care advocacy and employee communications space, and served as representative/spokesperson for firm at several external speaking engagements.

Tanya Youngman, Chief Information Officer

Tanya's current responsibilities with the Company include email collection, bulk email distribution, PLĀA Wear TikTok account, human resources, data collection and distribution. Tanya joined PLĀA Wear in February 2021 as Chief Information Officer. Tanya brings more than 20 years of retail and customer service experience, and has progressed from entry-level positions to management roles in that time. Along with her industry leading expertise, Tanya is passionate about people and life and a strong proud supporter and member of the LGBTQ+ community. Tanya's work history for the past 3 years are outlined as follows: DeMoulas Market Basket, Assistant Kitchen Manager (primary functions include: ensuring high levels of food quality, presentation and cost control, expediting the line during peak periods and ensure properly prepared menu items are produced by the kitchen at all times, and following recipe and/or product specifications for preparing and cooking food in accordance with guidelines.

Jeremey Sea, Director of APAC Relations

Jeremey's current esponsibilities with the Company include policy creation, PLĀA Wear LinkedIn account, Asian social media apps, all future activities related to Asia-Pacific operations. Based in Singapore, Jeremey joined PLĀA Wear in March 2021 as Director of Asian Pacific (APAC) Relations. Jeremey's appointment, which reflects PLĀA's commitment to understanding and engaging the Asian diaspora, gives the company a leading edge retailer with direct expertise in Asian retail and marketing. Jeremey presents more than 15 years experience in the retail technology industry. He is a "Pure-play" marketing communications veteran from formal education to professional application. Jeremey's extensive APAC exposure includes more than 9 years of working experience in China and a reputation earned as a respected team builder, with people management experience across the region. Jeremey's work history for the past 3 years are outlined as follows: Senior Manager, Commercial Marketing Asia Pacific, Sensormatic Solutions, from October 2017 to present (primary functions include: being a regional marketing leader for Asia Pacific to drive growth of complete portfolio of solutions (Loss Prevention, Traffic Insights, Inventory Intelligence), leading a 4-person regional commercial marketing team (leads generation, digital marketing, regional marketing, event management, sales enablement, marcom, internal communications), driving business through all available channels, including direct sales organization and established, rapidly growing indirect / business partner network, leading the development of APAC retail marketing planning, development, implementation and result measurement that are in sync with global retail business and marketing strategies, and direct the development and launch of new e-commerce channel (marketplaces, organic sites and customer portals), and influencing e-commerce offering and pricing; develop on-line marketing strategy and implement programs to drive traffic and conversion).

Michael Iorio, Chief Creative Officer

Michael's current responsibilities with the Company include designs, design placement, quality assurance, quality control, and front (customer)-facing appearance of the brand. Michael joined PLĀA Wear as Chief Creative Officer in May 2021. Michael is Dane Iorio's brother and is an instrumental part of our team. Prior to joining the team, Michael had come up with a few designs for PLĀA Wear and had ideas about the brand look and website functionality. Timothy DeJesus has known Michael for almost Michael's entire life and decided to add Michael as a team member, based on his visual expertise. Michael is now responsible for Quality Control and Assurance for PLĀA Wear and ensures that all designs and customer-facing brand identifiers are uniform. Michael is critical of each aspect of brand design, and as a fashion brand he is a tremendous asset to the team. Michael's work history for the past 3 years are outlined as follows: Chef de Cuisine, Nettie's House of Spaghetti, Tinton Falls, New Jersey, from October 2018 to Present (primary functions include designing kitchen space and prepping kitchen for opening, collaboration with Chef/Owner on full menu and station pickups, creating order sheets, prep sheets, recipe book and inventory sheets, training staff and hiring cooks, and writing specials and new menu items).

* * * * *

We intend to recruit additional officers, managers, consultants, advisors, and other key personnel as we continue to grow. Consequently, the above list is subject to change and supplementation from time to time without notice.

PRINCIPAL SECURITY HOLDERS

The following table provides the name and ownership level of each person, as of the date of this Offering Statement, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities and/or who also serve as an officer, director, or other key personnel position, calculated on the basis of ownership of the Company's total current Shares outstanding:

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (4)	Percentage of Ownership (1)(2)(3)(4)(5)(7)(8)
Dane Iorio (5)	Common	5,000,000	12.50%
Tanya Youngman (5)	Common	3,500,000	8.75%
Jeremey Sea (5)	Common	10,000	0.03%
Joel Payne (5)	Common	2,000,000	5.00%
Michael Iorio (5)	Common	1,000,000	2.50%
Timothy DeJesus (5)	Common	28,490,000	71.23%

FOOTNOTES TO TABLE:
- (1) Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities.
- (2) Subject to rounding, the percentage is based on an estimated total of 40,000,000 Common Shares outstanding on a fully-diluted basis as of the date of this Offering Statement. See "Capitalization and Indebtedness".
- (3) Subject to dilution or change upon the issuance of new Shares or Options (see "Dilution" and "Capitalization and Indebtedness").
- (4) See "Compensation".
- (5) See "Management and Key Personnel".
- (6) Actual numbers and percentages may materially vary.
- (7) In the event all 5,000,000 Shares are subscribed, investors in this Offering will own approximately 11.11% of the Company subject to possible future dilution and the Shareholders presented in this table will be diluted proportionally. (See "Dilution").

(8)   The Company is currently authorized to issue a maximum of 50,000,000 shares of capital stock. Please see the Company's Articles of Incorporation.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Our Company

PLĀA Wear Inc., a Pennsylvania corporation ("we", "our", "us", "PLĀA WEAR", or the "Company"), is a fashion, clothing, and consumer apparel company. Our principal place of business is located at 630 Freedom Business Center Drive, Paradise Valley Village, 3rd Floor, King of Prussia, Pennsylvania 19406 USA. Our main telephone number is 888-803-0870. General e-mail inquiries may be sent to info@pressPLĀA.com.

Mission Statement

PLĀA Wear Inc. is more than just fashion, it's a feeling. Our mission is to spread Positivity, Love and Acceptance and to unify the world through our apparel.

Company Philosophy and Vision

Brand values

- Inspired Fashion – At PLĀA Wear Inc., we take fashion seriously. We design apparel that people can build full outfits around. We believe in our mission statement, and we also believe people should look and feel great when they wear PLĀA Wear clothing.

- Comfort – Inspired fashion is not the only reason to buy PLĀA Wear apparel. We also believe what you wear should be comfortable, so you can feel good when you wear our clothing. When you feel good, and look good, you feel great.

- Family – When you wear PLĀA Wear apparel, you are making a statement. People who wear the PLĀA logo view each other as family and embrace each other's individualism and differences.

Vision for the Company

PLĀA Wear seeks to become a unifying force in the world. We would like to see world leaders wearing PLĀA Wear apparel to unify one another, as opposed to dividing because of our differences. We are all humans, and we all deserve love and respect.

Company Goals

Short-term Goals

1. <u>Recognition</u> – We would like to be recognized in the fashion industry for our designs first, but equally recognized for what our brand represents. More importantly, we are looking to place a spotlight on the brand for the public to see. We believe our brand has a powerful and timely message that can improve human relations globally. We will generate a loyal brand following through word-of-mouth via social media and our website, as well as utilizing the human connection via influencer marketing, to increase awareness about PLĀA Wear.

2. <u>Early profitability</u> – PLĀA Wear's mantra is "less is more". We utilize the resources at our disposal (made-to-order clothing, social media advertising) to reduce expenditures. Because of these factors, we can operate at a substantially lower cost than most existing clothing brands. Our intention is for the business to be profitable early, and to improve

profitability by not dramatically increasing expenditures unnecessarily. Long-term, this will improve brand value, especially on the equities markets.

3. <u>Initial Public Offering</u> – Part of the strategy to place a spotlight on the brand is to become a publicly-traded company. Recent trends have seen an increased awareness on the equities markets worldwide. Becoming a publicly traded company serves two purposes for PLĀA Wear. The first is to advertise the brand via the equities market because of the increased attention an IPO and long-term stock gains generate. The second is to raise capital for the business to assist with our long-term goals.

Long-term Goals

1. <u>Improve human relations globally</u> – Human relations have been fractured for centuries and there has been an increased sense of division in recent years. At PLĀA Wear, we strongly believe in humanity, equality, inclusion, and acceptance. Our goal is for people to respect each other as humans, and for PLĀA Wear apparel to become a symbol of unity globally.

2. <u>Shareholder dividends</u> – Long-term, our expectation is to offer shareholder dividends to entice shareholders to remain in the stock long-term.

3. <u>Philanthropy</u> – At PLĀA Wear, we strongly believe in giving back. One of the main reasons we decided become a benefit corporation is to utilize part of our profits to benefit the world. We currently do not have a specific target regarding how and where the profits will be best utilized, but this can change and evolve over time. Our intention, however, is to make the world a better place. Not just through our brand messaging, but also by utilizing company profits for the greater good of humanity.

Target Market

Our target market is men and women, age 21-45. We have a diverse design offering, with certain apparel designed with the idea that people of any age can purchase. Our target demographic, however, are active people who intend to wear our clothing as a fashion statement. We have an activewear line to target consumers who intend to workout in our clothing, and a fashion line for consumers who intend to wear PLĀA Wear in social settings. We also have an expansive offering of hats, as people of all ages wear hats for fashion and workout purposes.

The Fashion and Apparel Industry

The fashion and apparel industry is ever-changing. People will always need to buy clothing, and certain brands have been popular for decades. Many of the most popular fashion brands are brick-and-mortar retailers that have built, and maintained, a plus online presence. PLĀA Wear is unique in the fact that we are a made-to-order online retailer first, that will eventually have a select few brick-and-mortar retail locations globally. By doing so, we believe this gives us a major competitive advantage from a cost perspective. We do not carry an inventory and only need to pay for clothing when someone orders from our website. This allows us to operate from a substantially lower cost basis, both now and during periods of future growth. This also allows us to do market research regarding our most popular items to carry in stores, when we determine the timing is right to open a physical retail location.

The reality of the fashion industry is that any/all fashion brands are your competition. When consumers are looking to purchase a shirt, their options are almost unlimited. PLĀA Wear is not aiming to compete with the likes of Gucci and Louis Vuitton from a pricing perspective, however our aim is to have similar appeal and brand value. The difference between PLĀA wear and the rest of our competition is our mantra. We believe that "less is more", meaning we will always maintain our online made-to-order approach as the basis for our brand sales. Our physical retail locations will be destination stores and event spaces, as opposed to the main vehicle for our brand to sell clothing.

PLĀA Wear offers a full fashion line of made-to-order clothing. What differentiates us from our competition is the ability to sell fashionable clothing that people consider "cool", at a reasonable price. When people go to social spaces, such as bars and clubs, some of the most popular and least expensive brands are not considered hip and trendy to wear. PLĀA Wear is unique in the fact that we produce apparel that is intended to be worn in social spaces, but priced similar to Old Navy and Nike as opposed to Polo, Tommy Hilfiger, Michael Kors, or even Louis Vuitton or Gucci.

There are multiple other factors that separate PLĀA Wear from our competition. The most important factors that separate us from our competition are our brand messaging and the fact that you can associate a face (or faces) to our brand. When Nike struck a deal with Michael Jordan in the mid 1980's, Michael Jordan became the face of their brand. Nike's popularity skyrocketed, and the Jordan brand is still the main driver of brand sales worldwide. Nike has attempted to duplicate that success with other star athletes but has never been able to duplicate what they had (have) with Michael Jordan's shoes, even with the likes of other superstar athletes such as Lebron James.

PLĀA Wear may never offer our own shoe line, however our business is built on personal relationships through social media. We have multiple influential people on our board of directors, as well as brand ambassadors who are excited to show off their PLĀA wear apparel upon purchase. By advertising through personal connection via social media, this allows us to keep costs down and have consumers establish a connection with the brand.

Our brand messaging, however, could be considered the most important differentiating factor between us and all competition in the fashion industry. The acronym "PLĀA" stands for Positivity, Love, And Acceptance. Our aim is to unify the world through our apparel because the world has become increasingly fractured and divided in recent years. We believe that all humans deserve respect and to be treated equally, and when people wear the PLĀA logo they also share a love for humanity. We are serious about fashion, but our apparel also has a greater purpose that can become a galvanizing force in the world.

Our Products and Services

PLĀA Wear Inc. plans to offer a full fashion line of made-to-order clothing. This includes t-shirts and women's tops (crop tops, fashion tank tops etc.), hoodies, hats and activewear (tank tops, sports bras, shorts). We will also soon be adding dresses and jackets as part of our fashion line. All previously stated items are made-to-order, and we can expand our fashion line upon entrance into physical, brick-and-mortar retail.

As previously stated, we are serious about fashion, but our brand has a greater purpose. We intend to become a unifying force globally, as wearing PLĀA Wear apparel represents a love for humanity. There are a lot of well-intentioned messages on apparel that have become politically divisive. PLĀA Wear apparel is centered around the ideals of inclusion and acceptance of all humanity, as opposed to singling anyone out and further dividing us as people.

Supply and Distribution

As a made-to-order distributor, we do not carry a physical inventory. All products are housed with a third-party affiliate, who handles physical production and shipping. The design team at PLĀA Wear carefully constructs the designs, and all products are printed with PLĀA Wear branding on the inside label. Once the clothing is designed it is then made available for order on our website, pressPLĀA.com.

Upon being made available for sale, consumers can purchase our apparel on our website. The consumer places an order on pressPLĀA.com, then the production and shipping process begins. Customers have the option of rush shipping, as well as standard delivery options. There is no cost to house the inventory on our website outside of website maintenance costs. Although made-to-order production is more costly than typical apparel production methods, the trade-off of not having physical inventory, rent, employees, etc. is well worth the increased production costs. As our brand grows in popularity, the production costs remain fixed, but our margins can increase. Our intention long-term though, is to maintain an affordable price point to capture a larger share of the market.

Competitive Advantages

Presuming we are successful in achieving our short-term and longer-term goals and objectives, we believe we would have one or more of the following competitive advantages:

1. Made-to-order production method – As an apparel brand with a made-to-order business model as our main vehicle for driving sales, we can operate at a fraction of our competition.

2. Price point – Because we are operating at a fraction of the cost of traditional retailers, we can also maintain a reasonable price point long-term. Our business model is built on volume vs. exorbitant margins, and our made-to-order approach allows us to sell in volume without increasing staff/inventory etc.

3. Brand messaging – PLĀA Wear offers fashionable apparel, and our brand serves a greater purpose, as opposed to being just another clothing company.

4. Personal touch – Many brands utilize people of influence to advertise their brand. This is part of our brand strategy as well; however, we have multiple people of influence on our board of directors who are personally pushing the brand. This allows our consumers to feel a personal connection to the brand and become brand ambassadors for PLĀA Wear.

5. Public company – An Initial Public Offering of our brand serves to increase awareness about PLĀA Wear. As our share price fluctuates and increases, this simultaneously draws attention to the brand itself. This will result in increased website traffic, time on site, and new consumers.

I.   MARKETING PLAN

Market Research

Demographics Summary:
- Potential Market Size: 5.5 billion (world population, 18+)
- Target Audience: men and women, age 21-45
- Estimated Target Audience Size: 3.3 billion
- Estimated Industry Size: $1.5 trillion

The Global Apparel Market

The global apparel market was a $1.5 trillion dollar industry in 2020 and is projected to grow into a $2.25 trillion dollar industry by 2025 (ref: see appendix #1). The Asia Pacific region had the highest level of growth in the last 5 years, and strategically we plan to expand into the APAC (Asia Pacific) market within the next two years. Jeremey Sea, a member of our board of directors, is based in Singapore and is our Director of APAC Relations. According to statista.com, the three largest retail apparel markets in the world are the United States, China, and Japan in descending order. As such, our first two physical retail locations will be based in the United States and the Asia Pacific region.

Our target market is men and women aged 21-45, however our apparel can be purchased by the entire adult population. PLĀA Wear offers an array of designs across our entire fashion line, with certain designs intended to be purchased by consumers of all ages. The entire adult population of the world is around 5.5 billion people, and we estimate that about 60% of the adult population is within our target age range, so roughly 3.3 billion people are our target consumer. Early brand sales have shown that many of our consumers purchase more than one item at a time, and brand loyal consumers will return for additional items again at some point in their retail life cycle.

There is a highly competitive environment in the retail apparel space, although recent market trends and projected industry growth suggest there is room for new entrants. Being an online-only retailer at first can present a unique set of challenges. The inability for consumers to try on our clothing can be detrimental to brand sales initially. Additionally, brand trust can be hard to earn as a new entrant in the retail apparel space, especially as an online-only retailer. We have found that personal relationships are a critical component of earning brand trust. Our social media presence has been a key driver of early brand sales, as well as a means to advertise the brand via brand ambassadors.

Regarding PLĀA Wear's online and social media presence, this is a large part of both our short-term and long-term marketing strategy. An August 2019 survey conducted by Bizrate Insights revealed that more than a third of US consumers had purchased products through social media (see appendix #6). Estimates project an overall increase in ecommerce penetration from 46.6% to 60.32% by 2024 in the retail fashion industry (see appendix #7).

Industry trends have lowered the barriers to entry in the retail apparel space, and PLĀA Wear is a forward-looking brand entering the market at an opportune time. Our social media presence allows consumers to connect with our brand on a global level at scale, vs. our counterparts in the more traditional brick-and-mortar space. Consumer connection to the brand is established through our personal brands on social media, as opposed to simply advertising the PLĀA Wear brand itself. Consumer habits are changing, and brand messaging has become an important part of the younger generation's decision-making process (see appendix #7). Diversity and inclusion have come into focus in recent years, and consumers are holding apparel companies accountable for their practices and beliefs regarding D&I. This is where PLĀA Wear is uniquely positioned and has an advantage from a value proposition perspective. We do not need to hire Chief Diversity Officers in our company, as our brand is already centered around inclusion and acceptance. Culture is everything at PLĀA Wear, and we will only hire people who fit our culture both short-term and long-term. Our mission is to improve human relations now and forever. Treating everyone with kindness and respect is not a fad, but a way of life at PLĀA Wear.

Barriers to Entry

Some of the challenges PLĀA Wear will face regarding short-term and long-term growth. As an online-only retailer, we face certain challenges that traditional brick-and-mortar retailers do not. The trade-off for PLĀA Wear as an online retailer is our low cost of operation, however given that we intend to enter the traditional brick-and-mortar retail space we must consider the challenges we will face as an entrant. The following section discusses these challenges:

1. <u>High startup costs</u> – As an online made-to-order retailer, we have tremendous advantages from an operational perspective. Our only cost to maintain our inventory currently are our website maintenance fees. However, when we make the switch to traditional brick-and-mortar retail there are several costs that will require a significant amount of capital. These costs include, but are not limited to:

- Rent for mall space: $15K to $20K per month
- Construction costs for retail space build: Estimated $400K
- Inventory: $2K+ monthly
- Employees: $5K-$7K+ monthly
- Amenities: $1K monthly

Given our business model, the traditional brick-and-mortar business model seems far less appealing than maintaining our online business model. As such, our online model, and our brand presence online and on social media, will always be the focal point of the business. There are advantages to having traditional retail locations, however. The traditional brick-and-mortar locations add to brand prestige and help to build consumer trust and confidence. Our retail locations are also intended to be event spaces, to draw attention to the brand and further enhance the image of PLĀA Wear. Our focus is to have the profitability of the online sales be able to sustain the initial capital investment to open our brick-and-mortar retail locations, and not just to burn through capital for the sake of opening stores.

2. <u>Brand recognition challenges</u> – As a new brand, trust is a major deterrent for potential new customers. Familiarity can be the best friend of a brand, and very few people are familiar with the PLĀA Wear name and brand currently. We have offset the initial struggle by building relationships with consumers on social media, however building relationships can be time consuming. Our strategy to gain brand recognition though is two-fold. The first method of gaining recognition is a consistent branding effort via wearing and advertising PLĀA brand apparel on social media. This is done via our current employees, as well as brand ambassadors who purchase and advertise the clothing for us. The second method to gain recognition is to also recruit people of influence to also advertise the brand for us. This can present its own unique set of challenges, as we will be selective about who we choose to partner with. Any person of influence must also represent PLĀA culture appropriately on social media prior to partnering with the brand, but their efforts and audience trust will help PLĀA Wear gain exposure.

3. <u>Hiring people who fit our culture</u> – Culture is everything at PLĀA Wear. Our current board of directors exemplify acceptance and inclusion. However, as the brand expands, we need to be mindful of who actually works within our company at all

levels. PLĀA Wear employees must also live our message and be shining examples of what our company represents. We will have a thorough hiring process, aimed at hiring the right employees who fit our culture and will be brand ambassadors for PLĀA Wear.

       4. Inventory management – Currently, as an online retailer, we do not have an issue with inventory management. All designs that we offer are available on our website in all sizes. Once we open a physical retail location however, stocking the right inventory and the right amount of inventory becomes a challenge. Stocking too much inventory can lead to waste, which hurts both profitability and consumer confidence from a sustainability perspective. Stocking too little inventory can lead to missed opportunities from a sales perspective. Achieving the right balance will be key to success in our brick-and-mortar retail locations, and we will place an emphasis on data analysis to determine what "good" looks like from an inventory management perspective. These are the main challenges we face from an operational perspective regarding the growth of the company. As with any startup, new challenges will arise that will need to be dealt with, but these are the main challenges that can become existential threats. We briefly discussed solutions in this section, but these issues will be further addressed in the Operational Plan later in this business plan.

Strengths, Weaknesses, Threats and Opportunities

       We believe PLĀA Wear is uniquely positioned in the retail space and our business model lends itself to sustainability and profitability. We still, however, face many challenges that must be addressed to achieve long-term success in the retail fashion industry.

Product/Service Features, Benefits and Advantages

       The retail apparel industry is a fiercely competitive industry. There are hundreds of brands, with new brands entering this space regularly. PLĀA Wear is uniquely positioned in this space from an operational and brand messaging perspective. We have carefully considered our competition and ultimately feel strongly about our value proposition in the marketplace. The following describes our products and services, and how we intend to capitalize on our advantages from an operational standpoint.

Product: Apparel Line

- Features: Diverse design offering featuring t-shirts, women's tops (crop tops, tank tops, t-shirts), hoodies, hats, activewear (tank tops, sports bras, shorts), jackets and dresses. We offer a variety of colors on almost every design we offer, and consumers have many options to choose from to match our apparel to their existing wardrobe.

- Consumer Benefits: Fashionable clothing that is comfortable, but also affordable. PLĀA Wear also has a deeper meaning to the consumer, as our brand represents a love for humanity.

- Advantages: PLĀA Wear brand clothing is made-to-order, so there is no cost to carry inventory. We also have a strong brand message, along with a solid marketing team to convey the message to consumers. Our made-to-order business model is good for the environment as we create no waste in production.

Service: Ecommerce store

- Features: Our ecommerce store houses all our apparel available for sale. The website features a size chart for fit purposes, and easy-to-use cart system, expedited shipping, a return policy, and customer support. Consumers can browse our website on mobile, desktop or tablet with a seamless experience.

- Consumer benefits: Our Ecommerce store tells the story of our brand and is consumer-centric from an ease-of-use perspective. The site is clean and easy to navigate, and the shopping style is a familiar system that consumers are accustomed to.

- Advantages: When compared to other fashion brands, our website is cleaner and easier to use than many of our competitors. Our design lineup is also diverse, with hats becoming an early staple of brand sales. We also feature a gallery of consumers wearing our clothing, so new consumers can see how happy our customers are and visualize themselves in PLĀA Wear apparel.

Our Target Customer

As an apparel brand, the less specific a target customer is, the more opportunities we will have to sell to consumers. This is a matter of what the brand offers to consumers, and PLĀA brand apparel has a diverse design offering intended to reach a mass audience. We also offer many affordable apparel options, with the intent of not excluding the general lower income populous.

Below is a description of what we believe is our target audience:
- Age: 21-45
- Gender: All (men, women, transgender, etc.)
- Location: Worldwide
- Income level: $600+ monthly
- Occupation: Any
- Education level: N/A

Positioning/Niche

After a competitive review, we have a clear understanding of where we fit in the retail apparel industry. Our long-term vision is for our main brand offering to be affordable apparel with solid margins, that will be sold in volume. We will always remain an inclusive brand, aimed at targeting the general populous as opposed to only higher income earners. We will also have a luxury aspect to the brand though, which adds to brand prestige and allows us to set higher asking prices on certain items, such as coats and handbags. The message of Positivity, Love and Acceptance (our acronym) is timeless though, and our brand messaging is a major differentiating factor between us and most other fashion brands. We are serious about fashion, but also believe our message can make a positive difference in the world and is another reason for people to support the brand.

Brand Marketing

In both the short-term and long-term, we will seek to be cautious and= prudent with our marketing budget. We realize that careless spending on marketing can have a negative impact on profitability. As such, our long-term strategy is to maximize exposure while minimizing ad spend.

Initial Brand Marketing Strategy

Our short-term and long-term goals for the brand are similar, and we believe our long-term marketing strategy should be as well. All brands need exposure to create sales opportunities. The key to a successful strategy, in both the short-term and long-term, is to maximize exposure while minimizing ad spend. As such, our initial brand marketing strategy will look similar to our long-term strategy. As a private company the goal is to be profitability for sustainability purposes. Our approach as a public company will remain the same, as sustainability and profitability increase brand value and allows the brand greater flexibility from an evolutionary perspective. In this section, we will discuss our initial marketing strategy. We intend to keep these elements also as long-term drivers of brand sales, and we will add certain elements in the long-term marketing strategy to increase exposure.

1. <u>Personal brand exposure on social media</u> – We have noticed that our personal brands on social media have a direct impact on website traffic. Our personal branding efforts on social media have led to direct sales, but also indirectly led to exposure via traffic on the website. The exposure from people exploring our website may not lead to immediate sales, however it does lead to awareness about the brand. In the short-term we have found that many people will make an initial visit to the website, then return later to make a purchase. That is consistent for many brands across many different industries, but especially in the apparel industry as brand trust is an important factor in consumer decision making. Because personal brand advertising is free, we will continue this strategy in both the short-term and long-term to maximize exposure and continue to build brand trust.

2. <u>Brand ambassadors on social media</u> - Based on early returns from brand sales, we understand that relationships sell clothes. The relationships we have fostered via social media have led to both sales, and our consumers becoming brand ambassadors for the company. Our customers are proud to advertise the PLĀA Wear brand on their own volition, which has led to increased web traffic and increased awareness about the brand. We understand this is an important aspect of gaining early traction and we will continue to foster this behavior with our consumer base. This is also a long-term driver of brand sales that we will

continue to utilize as we grow the business.

3. <u>Influencer marketing</u> – Influencer marketing can be a powerful driver of brand sales, when done properly. Based on the research we have conducted; influencer marketing is becoming less impactful because consumers are more aware of the fact that influencers are essentially paid advertising. Influencers who truly tell a compelling story about a brand though can still be an effective means of gaining exposure. As such, we will be diligent with our partnerships with influencers. Any paid advertising the company does must either lead to direct sales, or high amounts of brand exposure. Influencer marketing is likely to be a constant in both the short-term and long-term, as influential people have historically had an impact on brand sales. We will just be selective about who influences for our brand, as they must be a good fit with our brand messaging and be able to gain significant exposure for PLĀA Wear.

4. <u>Email marketing</u> – Marketing via email can be a good branding effort, as it keeps the PLĀA Wear brand name in front of people for free. Our short-term and long-term email marketing strategy is built around retention. We do not intend to oversaturate our consumers inboxes with emails, as this can lead to a high rate of customers unsubscribing from our mailing list. We will collect as many emails as possible, however we will only email consumers when there is either an update to our product line or a short-term promotion happening.

5. <u>Sponsored social media posts</u> – We consider sponsored social media posts our "digital billboard". We understand that sponsored posts will not be a direct driver of brand sales in most instances, however it can be an effective means to advertise our business from a branding perspective. Unlike traditional billboard advertising, we can keep ad spend to a minimum and target a specific type of shopper digitally. In the early stages of advertising for us, this is simply a way to get the PLĀA Wear name in front of new customers, while spend less than $50 per month doing so.

Long-term marketing strategy

As our business grows and we will need to target new customers, certain additional measures will need to be taken to increase exposure for PLĀA Wear. These measures, however, will be targeted and intentional in nature. There are many ineffective means of advertising that can be costly and offer little in the way of actual return. At PLĀA Wear, we understand the difference between branding and targeted efforts towards direct sales. There needs to be a mixture of both, while considering the effects our promotional budget will have on profitability.

1. <u>Google Ads</u> – Google ads can be a dual-purpose form of advertising. Because this is a pay-per-click measure, any exposure gained on Google without a consumer clicking our ad can be considered a branding effort. Google ads also serve as a means to get direct traffic to the website. These ads need to be specific and targeted in nature though, because careless advertising on Google can lead to an increased bounce rate on the website and wasted ad spend.

2. <u>Brand partnerships/acquisitions</u> – Instead of spending tremendous amounts of advertising dollars on media such as TV and radio, a better strategy is to acquire an already profitable brand that has good namesake. Also, instead of investing tremendous amounts of capital to develop product, we can partner with shoe companies to advertise the brand without the production/holding costs.

3. <u>Initial Public Offering</u> – Our initial sale of stock, and subsequent listing on a major index, serves a dual-purpose. The IPO produces capital, but also being a public company leads to added exposure for the brand. When the stock price continues to soar, people will check out the brand itself to see what the buzz is about. This leads to more website traffic and potential sales opportunities.

Brand image

As discussed, "PLĀA" stands for Positivity, Love, and Acceptance. Our brand image is centered around unification and inclusion, and our mission is for our brand name to represent positive change in the world. We intend to only partner with brands and people of influence who fit our culture, as our culture is an important aspect of our brand image. When people wear the PLĀA logo, that are making a statement beyond fashion. Wearing PLĀA apparel says you love and accept your fellow humans for who they are.

Promotional budget

Our mantra at PLĀA Wear Inc. is "less is more", and that includes our promotional budget. There are many ways to gain exposure for the brand without spending, and exposure without spend will be our focus for the entirety of our existence. We will, however, reach a point where ad spend is going to aid in gaining brand notoriety. Our initial intentions are to exhaust all possibilities to gain exposure for the brand without spend, prior to spending to gain exposure. At that point still, spending will be limited.

In the apparel industry we believe relationships sell clothing. Consumers are highly unlikely to purchase clothing from a brand they do not know and are unfamiliar with, and even less likely the first time they visit a website. Initially, we will forge relationships with people of influence who can tell our brand story for little to no ad spend. The extent of our spending will be sending a garment to an influential person in exchange for a post about PLĀA Wear. This will not come from a traditional "marketing budget" however, because the garments will be purchased directly through the website and mailed to the influencers directly. We intend on utilizing this strategy, in addition to any/all means to advertise the brand without spend, until brand sales can support having a traditional marketing budget.

After an initial capital investment, our marketing budget would be better served to build buzz for the brand in preparation of an initial public offering. Our main efforts to generate brand sales will occur via social media, and we will eventually establish a budget for marketing via influencers/Google ads etc. once we have determined our capital situation/average brand sales figures.

Pricing

Pricing, with regards to fashion and apparel brands, is relative to brand prestige. Certain luxury brands can charge upwards of $100 dollars for t-shirts, while your everyday fashion brands need to remain competitive with their t-shirt pricing to stay in business. Because PLĀA Wear is a new fashion brand, we intend to remain competitive with our pricing for the foreseeable future. We intend for our brand to remain inclusionary, meaning we will keep our pricing reasonable so the average middle-income consumer can afford to purchase our clothing. As the company evolves, we intend to offer certain items that are more luxurious and carry higher margins to build brand prestige. This is a future strategy though, and the general sentiment will be that PLĀA Wear clothing is affordable.

Our pricing model is a mixture of "cost plus" pricing and "value based" pricing. On every item we offer, margin is a deciding factor in the final pricing of an item. We aim to profit at least $10 per item sold, with certain items having higher margins based on a value-based system.

For example, our typical design t-shirts have an average markup of $10, to keep the price at $29 and remain competitive. Our hoodies, however, have over $20 in markup per hoodie. $49 is deemed a fair value from a hoodie perspective, and the hoodies typically cost around $26 to produce. We will not keep to a $10 margin on hoodies, as we do not want to be on the low side of hoodie pricing for the sake of keeping to a $10 margin.

When compared to our competitors, our pricing is average. We do not intend to have the lowest prices on any items, but rather offer value to our customers by selling comfortable clothing that has a purposeful brand message. Price is important to consumers, however as stated earlier, pricing is relative to brand prestige. Our eventual goal is to offer certain luxury items, such a handbags and coats, that we can have increased margins on while remaining competitive.

Locations

Currently, we do not intend to have a physical retail location until online sales can support the increased expense of entering the physical retail segment. The costs are detailed in our profit-and-loss projection, however opening a physical retail location could cost in excess of $25,000 dollars monthly. Eventually, we would like to open a select few physical retail locations worldwide in East Coast/West Coast USA, Singapore, Canada, and the UK. Again though, not until brand sales comfortably support these moves.

Distribution channels

Being an online-only, made-to-order clothing brand can present its challenges from a distribution perspective initially. Entering the wholesale marketplace could be a tough proposition until we start manufacturing our own clothing. At the same time, we must also weigh the pros and cons of selling our clothing wholesale, as stocking our brand in other department stores could lower brand prestige. The following will be our main distribution channels for the foreseeable future, and we will keep an open mind about wholesale distribution as well as other marketing channels that may arise in the future:

1. <u>Ecommerce</u> – Our ecommerce site will always be the main distribution channel for our brand. Because there is no cost to stock physical inventory, long-term this is the most effective means of producing and selling clothing. The margins are smaller than when we begin to produce and sell our own clothing via physical retail, however the trade-off is that there is no staffing cost, employee benefits, holding costs, etc. The trade-off is well worth the increased cost to produce the clothing, as the overall savings from an operational perspective are massive.

2. <u>Direct sales to consumers</u> – This method ties in directly with the ecommerce channel. Being an ecommerce brand allows us to market and sell directly to consumers. We do not need department stores or other websites to market our product. We may consider third-party websites to also market our clothing (Amazon), however we must decide if we will receive enough revenue and exposure for the trade-off in lost profit and increased expense.

3. <u>Social media stores</u> – Facebook and Instagram allow us to have virtual storefronts on their social sites as well. Because there is no cost to offer products on these social sites, and there are millions of users on each of these platforms, this is another means to advertise the brand without incurring additional cost. We are already advertising the brand through these channels, so offering a storefront on these social sites makes customer shopping easier from a logistics perspective. This equates to more exposure for the brand and potential sales.

4. <u>Physical retail locations</u> – As discussed at length throughout this business plan, entering the physical retail space will be a costly move. Despite the disruption to our business model from a pure expense perspective, we see value in this type of offering. Having a physical retail location, when done properly, can add to brand prestige. Also, we can increase margins across the entire line when we produce our own apparel and accessories. The physical location also has an added benefit of becoming an event space, where we can draw customers in by having high-profile celebrities visit the store to do photoshoots, sign autographs, etc. We will measure the physical retail locations on their own merits and expect the physical stores to add to the profitability of the brand. We intend to only have a select few retail locations worldwide though, as having too many retail locations presents problems from logistics and staffing perspectives. Also, in times of economic crises, store closings and layoffs equate to bad press, which is harmful to our stock price and shareholder value.

These are the main distribution channels we see as relevant to our brand and operational plan. Again, we will keep an open mind regarding new and existing methods to distribute our product, but these methods are the most prevalent options for us when we consider all distribution sources.

OPERATIONAL PLAN

Overview

There are essentially two different operational plans for PLĀA Wear based on our short-term and long-term goals. Our online-only ecommerce store is not very capital dependent, outside of the costs to list the company on a major stock exchange. When we open a physical retail location (or locations) however, large amounts of capital are required simply to open a store and operate on a day-to-day basis. As such, the focus of the operational plan will be on our ecommerce store because the ecommerce store will be the primary driver of brand sales. There will be discussion around physical retail, as we will become serious players in the physical retail space, however we will not open a physical retail location until online sales can support the costs of opening a store(s).

Production

PLĀA Wear's production methods are unique when compared to our traditional retail counterparts. We are a made-to-order clothing brand, which means we do not incur inventory expenses until an article of clothing is ordered. This is a tremendous savings from an inventory housing perspective and allows us to operate at a substantially lower cost than many existing clothing brands.

Our current production methods are more costly than producing apparel via traditional retail methods when compared on a product-to-product basis. The trade-off, however, is that there is no cost to produce apparel until an order is placed currently. From a pure capital standpoint, this is a huge savings. This allows us to save on inventory costs across our entire product line, screen printing costs, warehousing costs, and many other costs associated with housing a traditional inventory.

We currently utilize a third-party provider to produce the clothing. Although we recognize that there is no proprietary technology or patents stopping anyone from replicating this business model, the difference between PLĀA Wear and everyone else is our brand messaging, our management team, and our designs. These are three important elements that separate us from our competition. We do hold an advantage over our competition in the fact that our cost to operate is substantially lower than our competitors. That is a function of our organizational structure and strategic placement in the marketplace. We also leverage our connections better than many of our competitors to gain exposure at a lower cost than our competition.

Our production costs vary depending on the item. Our typical t-shirts range in cost from around $11-$19 to produce. Our typical hoodies cost around $26 to produce. Hats typically cost in the $13-$17 range and athletic wear costs can be between $11-$27 to produce. Again though, there is no cost to produce these items until a consumer makes a purchase. Across the entire line, we opt for quality and comfort in most cases vs. cost savings. The reason for this is we want to be recognized for the same comfort and quality just mentioned vs. just being the lowest priced clothing producer. When a brand has exposure and prestige, research has shown that apparel consumers do not have issue with paying higher prices for a brand's apparel (ref: see appendix #9). This business model also allows us a streamlined way to measure profits. Because many other costs that traditional retailers incur are not included in this business model, profitability can be measured simply via an in-and-out transaction method on a financial register.

Quality Control

Quality assurance and control are paramount at PLĀA Wear. Michael Iorio, Our Chief Creative Officer, is responsible for ensuring design placement is proper and accurate across the entire fashion line. Also, we consume the products internally to ensure comfort, placement accuracy, and other important factors regarding the apparel are all up to our standards. If we do not like the feel or fit of an item, we will pull it from our product line as opposed to leaving a design up simply to turn a profit. We believe strongly in quality control, as this is part of our brand image and prestige. We maintain consistency by having guidelines and one quality control manager, as opposed to a "too many cooks in the kitchen" approach which can lead to accuracy issues.

Location(s)

As previously stated, PLĀA Wear is currently an online-only ecommerce business. We currently have no physical retail locations and instead have opted for a virtual address located in King of Prussia, Pennsylvania. The reason we chose King of Prussia for the virtual address is because we plan on opening our first physical retail location in the King of Prussia mall, also located in King of Prussia, Pennsylvania. The King of Prussia mall is one of the largest malls in the United States of America and is within commuting distance of New York and New Jersey. From a retail consumer perspective, this mall also lays claim to many of the largest and most prestigious brands in the fashion industry. As such, this mall also has one of the highest rates of foot traffic (ref: see appendix #9) and is beneficial to our brand from a target audience perspective.

We eventually plan to expand the brand globally, with select retail locations in Asia, West Coast USA, Canada, the U.K. and possibly more. Regarding our expansion into physical retail spaces, we do not plan on opening our first physical store until online sales comfortably support the costs associated with opening a store. We will also only open one store at a time, to allow us to focus on perfecting our processes at a singular location at a time as opposed to haphazardly opening stores in the hopes of generating a profit.

We have detailed the costs of opening a physical retail location in our profit-and-loss projection. These costs are estimates based on initial research and can change depending on the timing of when we open our first physical retail location. The current cost estimates though, can be upwards of $25K (thousand) per month when we begin to start planning our journey into physical retail. As such, this gives us a target for online sales so we know the brand can comfortably support the move into physical retail instead of opening stores and hoping to turn profits with a relative unknown.

We also opted for the mall as our first physical location because zoning and permits should all be relatively easy to acquire. We do not offer any items, or have any operating procedures, that are substantially different (from a logistics perspective) than our competitors. Therefore, the operating climate the mall offers provides for the simplest "turn-key" solution regarding the opening of a physical retail location for us. We will need to acquire construction and operating permits, but these will be acquired months in advance of potentially opening a physical retail location.

Future Staffing Requirements

Future staffing may become one of the largest expenses we will incur as a business. Staffing our storefronts, manufacturing employees, multiple supervisors for manufacturing facilities and storefronts, human resources, and other positions required to run the business could potentially require millions of dollars per year.

Our plan regarding future staffing is to first establish the brand and make it profitable via online sales. We are in no rush to incur all the additional expenses required when we open physical retail locations, as having an online brand allows us to scale globally without incurring these expenses. We believe in and value having physical retail become a component of our business, however our online business will always be the focus of the brand.

Regarding the staffing requirements required to open physical retail locations, we will not spend much time focusing on this aspect of the business upfront. We know that storefront locations will require at least one store manager and 2-3 shift workers to handle customer questions and concerns, returns, etc. Regarding manufacturing the clothing, we understand that this will require factory workers and shop supervisors, in addition to manufacturing equipment etc.

Our plan is to seriously investigate these costs once the company has received public funding, and the online business is thriving. We have a general idea of store manager, customer service employee, human resource manager, factory worker, and shop supervisor salaries, however if we eventually do not see the value in incurring these future expenses, we can remain an online-only business. Therefore, it is unproductive to spend additional time mapping out these costs until we are in a better position to absorb the expenses required to open physical retail locations.

Inventory

As a made-to-order clothing brand, we currently do not have physical inventory. All of our inventory is housed with our main supplier, which is explained in the next section.

Suppliers

As a made-to-order clothing brand, we only have one main supplier. The supplier is named Printful and they currently handle all of our inventory, printing, shipping/distribution and order workflow. Prior to choosing Printful we investigated many other made-to-order clothing suppliers, and Printful was the best provider for our business model. The key element that makes Printful the best provider for PLĀA Wear is the fact that we can print an inside label for our apparel. The inside label with the name "PLĀA Wear Inc." is the differentiating factor between us and other made-to-order clothing providers that sell "merch". PLĀA Wear Inc. is a legitimate apparel company, and Printful allows us to offer a full fashion lineup.

There are limitations to this business model. There are certain items, such as jeans and polos, that Printful either does not offer or does not yet provide inside label printing for. Also, the clothing costs more to produce than traditional t-shirt production and screen-printing methods. The positives, however, far outweigh the negatives in our business model. Even though the clothing costs more to produce, we save on many other facets of the business that allow us to keep our costs substantially lower than our competition. There is no personnel cost, inventory cost, printing costs, warehousing costs, or many other costs typically associated with apparel companies by utilizing Printful as our main supplier. We are still able to be competitive with our pricing, and maintain healthy profit margins, but we can operate at a fraction of what other apparel companies can operate at.

The inventory limitations previously discussed are one of the main motivating factors behind PLĀA Wear venturing into physical retail. By producing and supplying our own clothing and apparel, we can begin to offer additional products (such as handbags) that have larger profit margins. Long-term, being able to offer handbags, wallets, and other luxury items will add to brand prestige and allow us to attract new clientele to the brand.

In the short term, however, we are comfortable living with the limitations of our supplier to keep our expenses low. This business model allows us to sell a high volume of apparel without having variable expenses due to production costs. We do not need to add staff, or warehouse more inventory, to sell more clothing. As such, we intend to make the business profitable via our online-only business model for an extended period of time prior to venturing into physical retail.

Printful was established in 2013. They are a growing company with a reliable track record of performance. To date, we have had no supply issues. Printful will notify us if a product is out of stock and offer alternative options if necessary. We have solid markup on every item we offer in the event of price increases through Printful, and as the brand grows, we believe we will have the ability to charge more for our apparel as we build brand prestige.

* * * * *

For more information regarding the Company and our plans for the future, please contact us:

PLĀA Wear Inc.
630 Freedom Business Center Drive, Paradise Valley Village, 3rd Floor
King of Prussia, Pennsylvania 19406 USA
Telephone: 888-803-0870
E-mail: info@pressPLĀA.com

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The securities described in this Offering Statement entail certain risks that investors should consider before making decision to accept the terms of this Offering. There can be no assurance that any rate of return or other investment objectives will be realized or that there will be any return of capital. While no list of risk factors can be conceived to illuminate all possible risks, you should consider the following risk factors among others in making an investment decision:

GENERAL RISK CONSIDERATIONS

The securities being offered are speculative and involve high risk

The Securities being offered via this Offering Statement should be considered speculative involving a high degree of risk. Therefore, you should thoroughly consider all of the risk factors discussed herein. You should understand that it is possible that you could lose your entire capital contribution or investment if the Company is ultimately not successful. You should not subscribe if you are unwilling to accept the risks associated with the Company and/or its Affiliates.

This Offering Statement includes forward-looking statements

This Offering Statement includes many forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- The actions of our competitors;

- Successful implementation of our objectives;

- Resonance for our products in the marketplace;

- Effectiveness of the legal, economic, and business strategies employed by us;

- Economic, technological, and demographic trends affecting us; and

- The skills of our key personnel and Management.

We may not attempt to supplement this Offering Statement from time to time with new information with respect to our progress and we may not update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Statement might not occur.

You should rely only on the information contained in this Offering Statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it.

We are not making an offer in any jurisdiction where such is not permitted. You should assume that the information appearing in this Offering Statement is accurate as of the date on the front cover. Our business or financial condition, the results from our operations and prospects may have materially changed subsequent to that date.

Do not rely upon any of our forward-looking statements

Although we believe that any forward-looking statements set forth herein are reasonably achievable, any such statements are not to be construed as presenting the actual financial returns which will be experienced by you or a guarantee or promise of any kind that the returns will be as depicted. Rather, they merely represent our judgment, as of the date of this Offering Statement, and based on the assumptions underlying these forward-looking statements, regarding the potential future economic conditions of the Company. There will be differences between the anticipated and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Additionally, since we are a unique and novel enterprise with no operating history, it is very unlikely that our operating results for any given time period can be accurately predicted even if the overall objectives for the Company are achieved. Consequently, it is possible that you may never realize any return from your investment.

RISKS RELATED TO THE FASHION, CLOTHING AND CONSUMER APPAREL INDUSTRY

<u>**Macroeconomic and Industry Risks**</u>

Our inability to anticipate and respond to changing consumer preferences and fashion trends and fluctuations in customer demand in a timely manner could adversely impact our profitability

Our future success depends, in part, upon our ability to identify and respond to fashion trends and changing consumer preferences in a timely manner. The specialty retail apparel business fluctuates according to changes in the economy and customer preferences, dictated by fashion and season. These fluctuations can materially impact our sales and gross margins which is exacerbated by the fact that merchandise is typically ordered well in advance of the selling season. As a result, we are susceptible to changing fashion trends and fluctuations in customer demands. Lead times for many of our design and purchasing decisions may make it more difficult for us to respond rapidly to new or changing apparel trends or consumer acceptance of our products. As a result, we are vulnerable to changes in consumer demand, pricing shifts and the timing and selection of merchandise purchases. Our failure to enter into agreements for the manufacture and purchase of merchandise in a timely manner could, among other things, lead to a shortage of inventory and lower sales. Changes in fashion trends, if unsuccessfully identified, forecasted or responded to by us, could, among other matters, lead to lower sales, excess inventories and higher markdowns, which in turn could have a material adverse effect on our results of operations and financial condition.

Our business is highly competitive, and we face significant pricing pressures from existing and new competitors

The sale of apparel, accessories, intimates, and personal care products is a highly competitive business with numerous participants, including individual and chain specialty apparel retailers, local, regional, national, and international department stores, discount stores and online businesses. Changing consumer preferences has and may continue to result in new competition for our products. The substantial sales growth in the digital channel within the last several years has increased competition due to new entrants in the market and has resulted in pricing pressures from new entrants and established competitors. Some of these competitors have robust digital customer experiences and highly efficient delivery systems. Furthermore, the decrease in mall traffic is putting a greater reliance on the digital channel and thus increasing the competitive threat.

We face a variety of competitive challenges, including:

- Anticipating and quickly responding to changing consumer demands or preferences better than our competitors;

- Maintaining favorable brand recognition and effective marketing of our products to consumers in several demographic markets;

- Sourcing merchandise efficiently;

- Developing innovative, high-quality merchandise in styles that appeal to our consumers and in ways that favorably distinguish us from our competitors;

- Countering the aggressive pricing and promotional activities of many of our competitors; and

- Anticipating and responding to changing customer shopping preferences and practices, including the increasing shift to digital brand engagement, social media communication, and online shopping.

In light of the competitive challenges we face, we may not be able to compete successfully in the future and have lower market share. Additionally, increases in competition could reduce our sales, which in turn could have a material adverse effect on our results of operations and financial condition.

The effect of economic pressures and other business factors on discretionary consumer spending and changes in consumer preferences could have a material adverse effect on our business, results of operations and liquidity

The success of our operations is highly dependent on consumer spending, which can be negatively impacted by economic conditions as well as factors affecting disposable consumer income such as income taxes, payroll taxes, employment, consumer debt, interest rates, increases in energy costs and consumer confidence. We may be negatively impacted by changes in consumer preferences and discretionary spending habits such as consumer behavior reallocating to non-retail discretionary consumer spending.

Seasonality may cause sales to fluctuate and negatively impact our results of operations

Historically, our operations have been seasonal, with a large portion of total net revenue and operating income occurring in the third and fourth fiscal quarters, reflecting increased demand during the back-to-school and year-end holiday selling seasons, respectively. Because of this seasonality, factors negatively affecting us during the third and fourth fiscal quarters of any year, including adverse weather or unfavorable economic conditions, could have a material adverse effect on our financial condition and results of operations for the entire year. Our quarterly results of operations also may fluctuate based upon such factors as the timing of certain holiday seasons, the number and timing of new store openings, the acceptability of seasonal merchandise offerings, the timing and level of markdowns, store closings and remodeling's, competitive factors, weather and general economic and political conditions.

The novel coronavirus (COVID-19) pandemic has had, and is expected to continue to have, an adverse effect on our business and results of operations

In late 2019, COVID-19 was first detected in Wuhan, China. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures have adversely affected workforces, customers, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending have led to an economic downturn in many of our markets. We continue to operate our e-commerce business, but have had to operate at lower capacities than normal due to supply-chain and/or other issues.

The COVID-19 pandemic also directly threatens the health of our team and customers. We are critically and materially dependent on such persons. In the event that one of our team tests positive for COVID-19, we have had to, and may in the future have to, quarantine of one or more team members which could materially and negatively impact our financial results.

We are unable to accurately predict the impact that COVID-19 and associated government lockdowns or other measures will have on our operations going forward due to uncertainties that will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of the COVID-19 pandemic, any resurgences of COVID-19 in areas where we operate, and the impact of governmental regulations that might be imposed in response to the pandemic, which could, among other things, require that our designated distribution and fulfillment centers or suppliers close or otherwise make it difficult or impossible to operate our e-commerce business. Numerous state and local jurisdictions have imposed, and others in the future may impose, shelter-in-place orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders and restrictions have resulted in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellations of events, among other effects, thereby negatively impacting our operations. In addition, we expect to be impacted by a deterioration of economic conditions in the United States, which potentially could have an impact on discretionary consumer spending. To the extent that our target customer demographic is disproportionately impacted by unemployment or otherwise as a result of the COVID-19 pandemic, our business may be further adversely affected. The ultimate impacts of the COVID-19 outbreak to our business remain highly uncertain and will depend on future developments, including changes in consumer behavior and traditions, changed mandated or recommended by government or health officials, and the widespread availability use and effectiveness of vaccines, which are highly uncertain and cannot be predicted. While it is premature to accurately predict the ultimate impact of these developments, we expect our results for the remainder of the COVID-19 pandemic to be adversely impacted in a significant manner.

Our results could be adversely affected by natural disasters, public health crises, political crises, negative global climate patterns, or other catastrophic events

Natural disasters, such as hurricanes, tornadoes, floods, earthquakes, extreme cold events and other adverse weather conditions; public health crises (including, without limitation, the recent coronavirus outbreak), such as pandemics and epidemics; political crises, such as terrorist attacks, war, labor unrest, and other political instability; negative global climate patterns, especially in water stressed regions; or other catastrophic events, such as fires or other disasters occurring at our distribution centers or our vendors' manufacturing facilities, whether occurring in the United States or internationally, could disrupt our operations, including the operations of our licensees, or the operations of one or more of our vendors. In particular, these types of events could impact our supply chain from or to the impacted region and could impact our ability or the ability of our licensees or other third parties to operate our stores or websites. In addition, these types of events could negatively impact consumer spending in the impacted regions or, depending upon the severity, globally. Disasters occurring at our vendors' manufacturing facilities could impact our reputation and our customers' perception of our brands. To the extent any of these events occur, our operations and financial results could be adversely affected.

Impairment to goodwill, intangible assets, and other long-lived assets could adversely impact our profitability

Significant negative industry or general economic trends, changes in customer demand for our product, disruptions to our business, and unexpected significant changes or planned changes in our operating results or use of long-lived assets may result in impairments to goodwill, intangible assets, and other long-lived assets.

Strategic Risks

Our inability to grow our digital channels and leverage omni-channel capabilities could adversely impact our business

We have and expect to continue to make significant investments in building our technologies and digital capabilities in three key areas: mobile technology, digital marketing, and the digital customer experience. We have made significant capital investments in these areas but there is no assurance that we will realize a return on those investments or be successful in growing our digital channels.

As omni-channel retailing continues to evolve, our customers are increasingly more likely to shop across multiple channels that work in tandem to meet their needs. In addition, our competitors are also investing in omni-channel initiatives, some of which may be more successful than our initiatives. Our inability to respond to these changes and successfully maintain and expand our omni-channel business may have an adverse impact on our results of operations.

Failure to define, launch and communicate a brand relevant customer experience could have a negative impact on our growth and profitability

We strive to build strong emotional connections with our customers and to enrich the customer experience. If our marketing and customer experience programs, including our loyalty program, are unsuccessful, or if our competitors are more effective with their programs than we are, our growth and profitability may be negatively affected.

Our efforts to execute on our key business priorities could have a negative impact on our growth and profitability

Our success depends on our ability to execute on our key priorities, which are centered on driving our brands forward and delivering an exceptional customer experience across channels. As part of our plan, we will seek to leverage customer-focused capabilities while building on the power of our people, culture and purpose. Achieving these key business priorities depends on us executing our strategies successfully, and the initiatives that we implement in connection with these goals may not resonate with our customers. It may take longer than anticipated to generate the expected benefits of our initiatives, and there can be no guarantee that pursuing these key priorities will result in improved operating results or achievement of a given priority. Misalignment and competing initiatives could result in inefficiencies, erroneously prioritized efforts, and resource dilution. Failure to implement our key business priorities successfully could have a material negative impact on our growth and profitability.

Our efforts to expand internationally expose us to risks inherent in operating in new countries

In the future we intend to actively pursue international expansion initiatives, which may include Company-owned stores and stores operated by third parties through licensing arrangements in select international markets. The effect of international expansion arrangements on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new markets internationally. Furthermore, although we provide store operation training, literature and support, to the extent that a licensee does not operate its stores in a manner consistent with our requirements regarding our brand and customer experience standards, our business results and the value of our brand could be negatively impacted.

A failure to implement our expansion initiatives properly, or the adverse impact of political or economic risks in these international markets, could have a material adverse effect on our results of operations and financial condition. We have limited prior experience operating internationally where we face established competitors. In many of these locations, the real estate, labor and employment, transportation and logistics and other operating requirements differ dramatically from those in the locations where we have more experience. Consumer demand and behavior, as well as tastes and purchasing trends, may differ substantially, and as a result, sales of our products may not be successful, or the margins on those sales may not be in line with those we currently anticipate. Any differences that we encounter as we expand internationally may divert financial, operational, and managerial resources from our existing operations, which could adversely impact our financial condition and results of operations. In addition, we are increasingly exposed to foreign currency exchange rate risk with respect to our revenue, profits, assets, and liabilities denominated in currencies other than the U.S. dollar. The instruments we may use to hedge certain foreign currency risks in the future may not succeed in offsetting all of the negative impact of foreign currency rate movements on our business and results of operations.

As we pursue our international expansion initiatives, we are subject to certain laws, including the Foreign Corrupt Practices Act, as well as the laws of the foreign countries in which we operate. Violations of these laws could subject us to sanctions or other penalties that could have an adverse effect on our reputation, operating results and financial condition.

Operational Risks

Our failure to protect our reputation could have a material adverse effect on our brands

Our business depends on the value and reputation of our brands and our ability to anticipate, identify, and respond to customers' demands, preferences, and fashion trends. In addition, the increasing use of social media platforms allows for rapid communication and any negative publicity related to the aforementioned concerns may reduce demand for our merchandise. Public perception about our products, whether justified or not, could impair our reputation, involve us in litigation, damage our brands and may adversely impact our business, results of operations, and financial condition.

Our inability to implement and sustain adequate information technology systems could adversely impact our profitability

We regularly evaluate our information technology systems and are currently implementing modifications and/or upgrades to the information technology systems that support our business. Modifications include replacing legacy systems with successor systems, making changes to legacy systems, or acquiring new systems with new functionality. We are aware of the inherent risks associated with operating, replacing, and modifying these systems, including inaccurate system information and system disruptions. There is a risk that information technology system disruptions and inaccurate system information, if not anticipated and/or promptly and appropriately mitigated, could have a material adverse effect on our results of operations. Additionally, there can be no guarantee that, if any computer system failure, cyber-attack, or security breach occurs, it will be timely detected or sufficiently remediated. Furthermore, if our information technology systems are damaged, breached or cease to properly function for any reason, including the poor performance of, failure of, or cyber-attack on third-party service providers, catastrophic events, power outages, cybersecurity breaches, network outages, failed upgrades or similar events, and if our disaster recovery and business continuity plans do not effectively resolve such issues, we may suffer interruptions in our ability to manage or conduct business, as well as reputational harm, and we may be subject to governmental investigations and litigation, any of which may adversely impact our business, results of operations, and financial condition.

Measures intended to prevent the spread of COVID-19 may negatively impact our operations

In response to the COVID-19 outbreak and the government mandates implemented to control its spread, most of our corporate office associates are working remotely. If our associates are unable to work effectively as a result of the COVID-19 outbreak, including because of illness, quarantines, office closures, ineffective remote work arrangements or technology failures or limitations, our operations would be adversely impacted. Further, remote work arrangements may increase the risk of security incidents, data breaches or cyber-attacks, which could have a material adverse effect on our business and results of operations, due to, among other things, the loss of proprietary data, interruptions or delays in the operation of our business, damage to our reputation and any government-imposed penalty.

Our inability to safeguard against security incidents with respect to our information technology systems could damage our reputation and adversely impact our profitability

Our business employs systems and websites that allow for the storage and transmission of proprietary or confidential information regarding our business, customers, and employees including credit card information, street addresses, and email addresses. Attackers continuously enhance and evolve in their efforts to compromise our systems and websites. Such security incidents could expose us to a risk of loss or misuse of this proprietary or confidential information, random demands and potential liability. We have experienced cyber incidents, which have not had a material adverse impact on our business or required external notification and for which we have taken measures to prevent from reoccurring. However, we may experience security incidents in the future, potentially with more frequency and/or sophistication. We may not be able to anticipate or prevent rapidly evolving types of cyber-attacks. Actual or anticipated attacks may cause us to incur increasing costs including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Advances in computer capabilities, new technological discoveries, or other developments may result in the technology we use to protect transaction or other data being breached or compromised. Security breaches can also occur as a result of non-technical issues including intentional or inadvertent action or inaction of our employees or persons with whom we have commercial relationships that result in security incident. Any security incident could result in a violation of applicable privacy and other laws, significant financial exposure and a loss of confidence in our security measures, which could have an adverse effect on our results of operations and our reputation.

We may be exposed to risks and costs associated with the loss of customer information that would cause us to incur unexpected expenses and loss of revenues

We collect customer data, including encrypted credit card information, in our stores, at special events and online. For our sales channels to function successfully, we and third parties involved in processing customer transactions for us must be able to transmit confidential information, including credit card information, securely over public networks. We cannot guarantee that any of our security measures or the security measures of third parties with whom we work will effectively prevent others from obtaining unauthorized access to our customers' information. If such a breach were to occur, customers could lose confidence in our ability to secure their information and choose not to purchase from us. Any unauthorized access to customer information could expose us to data loss or manipulation, litigation and legal liability, and could seriously disrupt operations, negatively impact our marketing capabilities, cause us to incur significant expenses to notify customers of the breach and for other remediation activities, and harm our reputation and brand, any of which could adversely affect our financial condition and results of operations.

In addition, state, federal, and foreign governments are increasingly enacting laws and regulations protecting consumers' privacy and personal information against identity theft and unwanted exposure. These laws and regulations likely will increase the costs of doing business. If we fail to implement appropriate security measures or fail to detect and provide applicable notice of unauthorized access (as required by some of these laws and regulations), we could be subject to potential governmental investigations, claims for damages, or other remedies, which could adversely affect our business and operations.

Our failure to manage growth in our omni-channel operations and the resulting impact on our distribution and fulfillment networks may have an adverse effect on our results of operations

In order to grow and remain competitive, we will need to continue to adapt to future changes in technology to address the changing demands of our customers. Our operations are subject to numerous risks that could have a material adverse effect on our results. Risks include, but are not limited to, the difficulty in creating an in-store-like experience; our ability to anticipate and implement innovations in technology and logistics in order to appeal to existing and potential customers who increasingly rely on multiple channels to meet their shopping needs; and the failure of and risks related to the systems that operate our web infrastructure, websites and the related support systems, including computer viruses, theft of customer information, privacy concerns, telecommunication failures and electronic break-ins and similar disruptions.

Our failure to maintain efficient and uninterrupted fulfillment operations could also have a material adverse effect on our results. The satisfaction of our customers who shop online depends on their timely receipt of merchandise. If we encounter difficulties with our supplier or distribution facilities, or if such facilities were to shut down for any reason, including as a result of fire, natural disaster or work stoppage, we could face shortages of inventory; incur significantly higher costs and longer lead times associated with distributing our products to our customers; and cause customer dissatisfaction. Any of these issues could have a material adverse effect on our operations, financial condition and cash flows.

Our international merchandise sourcing strategy subjects us to risks that could adversely impact our business and results of operations

Our merchandise is manufactured by suppliers worldwide. We purchase a significant portion of our merchandise through a single international buying agent. Because we have a global supply chain, any event that causes the disruption of imports, including the insolvency of a significant supplier, global health crisis, a major labor dispute including any such actions involving ports, trans loaders, consolidators, or shippers, could have an adverse effect on our operations. Given the volatility and risk in the current markets, our reliance on external vendors leaves us subject to certain risks should one or more of these external vendors become insolvent. The financial failure of a key vendor could disrupt our operations and have an adverse effect on our cash flows, results of operations and financial condition.

Trade matters may disrupt our supply chain. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards, and customs restrictions against apparel items, as well as U.S. or foreign labor strikes, work stoppages, or boycotts, could increase the cost or reduce the supply of apparel available to us and adversely affect our business, financial condition, and results of operations. There can be no assurance that all violations can be eliminated in our supply chain. Publicity regarding violation of our social responsibility standards by any of our vendor factories could adversely affect our reputation, sales, and financial performance.

There is a risk of terrorist activity on a global basis. Such activity might take the form of a physical act that impedes the flow of imported goods or the insertion of a harmful or injurious agent into an imported shipment. We cannot predict the likelihood of any such activities or the extent of their adverse impact on our operations.

Our product costs may be adversely affected by foreign trade issues (including import tariffs and other trade restrictions with China), currency exchange rate fluctuations, increasing prices for raw materials, political instability, or other reasons, which could impact our profitability.

A significant portion of the products that we purchase, including those purchased from domestic suppliers, as well as most of our private brand merchandise, is manufactured abroad. Foreign imports subject us to risks relating to changes in import duties, quotas, the introduction of U.S. taxes on imported goods or the extension of U.S. income taxes on our foreign suppliers' sales of imported goods through the adoption of destination-based income tax jurisdiction, loss of "most favored nation" status with the U.S., shipment delays and shipping port constraints, labor strikes, work stoppages or other disruptions, freight cost increases and economic uncertainties. Furthermore, we could face significantly higher U.S. income and similar taxes with respect to sales of products purchased from foreign suppliers if the U.S. were to adopt a system of taxation, such as a border adjustment tax, under which the cost of imported products was not deductible in determining such products' tax base. If such a tax system were adopted, we could also face higher prices for products manufactured or produced abroad that we purchase from our domestic suppliers if they were subject to such a tax. In addition, the U.S. government periodically considers other restrictions on the importation of products obtained by our vendors and us. General trade tensions between the U.S. and China have been high, with multiple rounds of U.S. tariffs on Chinese goods implemented in 2018 and 2019. Furthermore, China or other countries may institute retaliatory trade measures in response to existing or future tariffs imposed by the U.S. that could have a negative impact on our business. If any of these events continue as described, we may need to seek alternative suppliers or vendors, raise prices, or make changes to our operations, any of which could have a material adverse effect on our sales and profitability, results of operations and financial condition. If any of these or other factors were to cause a disruption of trade from the countries in which our vendors' suppliers or our private brand products' manufacturers are located, our inventory levels may be reduced or the cost of our products may increase. Additionally, we could be impacted by negative publicity or, in some cases, face potential liability to the extent that any foreign manufacturers from which we directly or indirectly purchase products utilize labor, environmental, workplace safety and other practices that vary from those commonly accepted in the U.S. or elsewhere. Also, the prices charged by foreign manufacturers may be affected by the fluctuation of their local currency against the U.S. dollar and the price of raw materials, including as a result of the COVID-19 pandemic, which could cause the cost of our products to increase and negatively impact our sales or profitability.

Our inability to achieve planned online store performance, gain market share in the face of declining shopping center traffic or attract customers to our stores could adversely impact our profitability and our results of operations

The near-term results achieved by our online store may not be indicative of long-term performance or the potential performance of future brick-and-mortar stores in the event they are developed and opened. Part of our future growth is dependent on our ability to operate stores in desirable locations with capital investment and lease costs providing the opportunity to earn a reasonable return. We cannot be sure as to when or whether such desirable locations will become available at reasonable costs. The failure of our stores to achieve acceptable results could result in store asset impairment charges, which could adversely affect our results of operations and financial condition.

Additionally, any future real estate strategy may not be successful, and physical store locations may fail to produce desired results, which could impact our competitive position and profitability. Customer shopping patterns have been evolving from brick-and-mortar locations to, increasingly, digital channels. We have Company-owned stores in shopping centers that have experienced declining traffic trends while our digital channels continue to grow. Our ability to grow revenue and acquire new customers is contingent on our ability to drive traffic to both store locations and digital channels so that we are accessible to our customers when and where they want to shop.

We will likely seek to locate our brick and mortar stores in prominent locations within successful shopping malls or street locations. Our stores benefit from the ability of the malls' "anchor" tenants, which generally are large department stores and other area attractions, to generate consumer traffic near our stores. We cannot control the increasing impact of digital channels on shopping center traffic, the loss of an anchor or other significant tenant in a shopping mall in which we have a store, the development of new shopping malls in the U.S. or around the world, the availability or cost of appropriate locations, competition with other retailers for prominent locations, or the success of individual shopping malls. All of these factors may impact our ability to meet our productivity targets and could have a material adverse effect on our financial results. In addition, some malls and shopping centers that were in prominent locations when we opened our stores may cease to be viewed as prominent. If this trend away from brick and mortar retail continues or if the popularity of mall shopping continues to decline generally among our customers, our sales may decline, which would impact our results of operations and financial condition.

We may incur significant lease obligations, and may become subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs and the need to generate significant cash flow to meet our lease obligations

Operating lease obligations, which consist primarily of future minimum lease commitments related to store operating leases, represent a significant contractual commitment. In the future, we may not be able to negotiate favorable lease terms for the most desired store locations. Our inability to do so may cause our occupancy costs to be higher in future years or may force us to close stores in desirable locations. Certain leases have early termination options, which can be exercised under certain specific conditions. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales, or "percentage rent," if sales at the respective stores exceed specified levels, as well as the payment of tenant occupancy costs, including maintenance costs, common area charges, real estate taxes and certain other expenses. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. We depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, due to continued decreases in mall traffic, the highly competitive and promotional retail environment, or other factors, we may not be able to service our lease expenses, which could materially harm our business. Furthermore, the significant cash flow required to satisfy our obligations under the leases increases our vulnerability to adverse changes in general economic, industry, and competitive conditions, and could limit our ability to fund working capital, incur indebtedness, and make capital expenditures or other investments in our business.

We rely on key personnel, the loss of whom could have a material adverse effect on our business

Our success depends to a significant extent upon our ability to attract and retain qualified key personnel. Collective or individual changes in our senior management and other key personnel could have an adverse effect on our ability to determine and execute our strategies, which could adversely affect our business and results of operations. There is a high level of competition for senior management and other key personnel, and we cannot be assured we will be able to attract, retain, and develop a sufficient number of qualified senior managers and other key personnel.

Legal, Tax, and Regulatory Risks

We may be unable to protect our trademarks and other intellectual property rights

We believe that our trademarks and service marks are important to our success and our competitive position due to their name recognition with our customers. We devote substantial resources to establishing and protecting our trademarks and service marks. We are not aware of any material claims of infringement or material challenges to our right to use any of our trademarks. Nevertheless, the actions we have taken, including to establish and protect our trademarks and service marks, may not be adequate to prevent others from imitating our products or to prevent others from seeking to block sales of our products. Other parties may also claim that some of our products infringe on their trademarks, copyrights or other intellectual property rights. In addition, the laws of certain foreign countries may not protect our proprietary rights to the same extent as do the laws of the U.S. Litigation regarding our trademarks and other intellectual property rights could adversely affect our business, financial condition, and results of operations.

A complex regulatory, compliance and legal environment could adversely affect us

We are subject to numerous domestic and foreign laws and regulations affecting our business, including those related to labor, employment, worker health and safety, competition, privacy, consumer protection, import/export and anti-corruption, including the Foreign Corrupt Practices Act. Additional legal and regulatory requirements have increased the complexity of the regulatory environment and the cost of compliance. If these laws change without our knowledge, or are violated by importers, designers, manufacturers, distributors or employees, we could experience delays in shipments or receipt of goods or be subject to fines or other penalties, any of which could adversely affect our business. Also, changes in laws and regulations could make operating our business more expensive or require us to change the way we do business. Our employees, subcontractors, vendors and suppliers could take actions that violate our policies and procedures which could have a material adverse effect on our reputation, financial condition and on the market price of our common stock.

Fluctuations in our tax obligations and effective tax rate could adversely affect us

We are subject to income taxes in many U.S. and certain foreign jurisdictions. We record tax expense based on our estimates of future payments, which include reserves for uncertain tax positions in multiple tax jurisdictions. At any one time, multiple tax years are subject to audit by various taxing authorities. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. In addition, the tax laws and regulations in the countries where we operate may change or there may be changes in interpretation and enforcement of existing tax laws. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings by jurisdiction or by changes to existing accounting rules or regulations.

Impact of various legal proceedings, lawsuits, disputes, and claims could have an adverse impact on our business, financial condition, and results of operations

We may be subject to various proceedings, lawsuits, disputes, and claims ("Actions") arising in the ordinary course of our business. Many of these Actions raise complex factual and legal issues and are subject to uncertainties. Actions filed against us from time to time include commercial, intellectual property, customer, employment, and data privacy claims, including class action lawsuits. Actions are in various procedural stages and some are covered only in part by insurance. We cannot predict with assurance the outcome of Actions brought against us. Accordingly, developments, settlements, or resolutions may occur and impact income in the quarter of such development, settlement, or resolution. An unfavorable outcome could have an adverse impact on our business, financial condition, and results of operations.

RISKS ASSOCIATED WITH THE COMPANY AND THIS OFFERING

Our operating results are affected by many factors and may fluctuate substantially and materially

Our operating results may vary substantially and materially from quarter to quarter and may be greater or less than those achieved in the immediately preceding period or in the comparable period of the prior year. Factors that may cause quarterly results to vary include, but are not limited to, the following:

- The number of new product introductions by us;

- Losses related to inventory write-offs;

- Marketing exclusivity, if any, which may be obtained on certain new products;

- The level of competition in the marketplace for certain products;

- Our ability to create demand in the marketplace for our products;

- Availability of raw materials and finished products from suppliers;

- Our ability to manufacture products at our manufacturing facilities;

- The scope and outcome of governmental regulatory actions;

- Our dependence on a small number of products for a significant portion of net revenue or income;

- Legal actions against our generic products brought by brand competitors, and legal challenges to our intellectual property rights by generic competitors;

- Price erosion and customer consolidation; and

- Significant payments (such as milestones) payable by us under collaboration, licensing, and development agreements to our partners before the related product has received FDA approval.

The profitability of our product sales is also dependent upon the prices we are able to charge for our products, the costs to purchase products from third parties, and our ability to manufacture our products in a cost effective manner. If our revenues decline or do not grow as anticipated, we may not be able to reduce our operating expenses to offset such declines. Failure to achieve anticipated levels of revenues could, therefore, significantly harm our operating results for a particular fiscal period.

We may lack sufficient capitalization

We are not required to maintain any minimum level of permanent working capital reserves. Our available working capital will be allocated toward due diligence in connection with the development of new clothing products and development of select prospects, and/or administrative and operational costs associated with such intended activities (see "Use of Proceeds"). To the extent that expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, we would be required to obtain additional funds, if available.

Due to our limited capitalization prior to this Offering (see our financial statements in the Exhibit section of this Offering Statement) and the fact that the resources of our current Shareholders are limited, there would be limited resources to pursue in the event that we were unable to honor our financial commitments. The ability of the Company to continue to grow will depend upon our ability to raise additional capital. There can be no assurance that any revenues or capital can be generated or found at a time or on such terms and conditions as will permit the Company to achieve its intended objectives. Financial market conditions in the future may affect the availability and cost of capital or other forms of financing, making working capital difficult or costly to obtain. In the event the Company is unable to raise capital or generate revenues or monetize assets within a reasonable period of time, the Company will be required to obtain the necessary funds through alternative sources, if available. If additional funds are not available from any source, the Company could be subject to bankruptcy in the event it is unable to satisfy its creditors and/or the risk of losing its assets through foreclosure to the extent they were pledged as collateral or security.

We run the risk of incurring uninsured losses

Depending upon our available capital, we intend to arrange for comprehensive insurance on the Company's acquired assets to the extent possible. However, there are certain types of losses (generally of a catastrophic nature, such as earthquakes, floods, terrorist attacks and wars) which are either uninsurable or not economically insurable. Should such a disaster occur to or cause damage to or the destruction of our assets, we could lose our invested capital and anticipated income or sales revenue from the same. Such a loss would require the Company to obtain additional funds to meet its obligations.

We may pivot

There is a distinct possibility that we may pivot away from our original objectives and strategies as outlined in this Offering Statement and embark on one or more ventures or business models that we have not yet presently contemplated.

This Offering is not registered under federal or state securities laws

This Offering has not been registered under the Securities Act of 1933, as amended, nor registered under the securities laws of any state or jurisdiction. We do not intend to register this Offering at any time in the future. Thus, you will not enjoy any benefits that may have been derived from registration and corresponding review by regulatory officials. You must make your own decision as to investing in the Company with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this Offering Statement or on the fairness of the terms of this Offering.

We could incur securities regulatory action

Prior to the date on the cover of this Offering Statement, or concurrently herewith, the Company may have conducted one or more private placement offerings of equity in the Company. We believe the placement of such securities were conducted in compliance with existing federal and state securities laws and exemptions from registration. However, any one or more of such placements of such securities could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against the Enterprise(s), the Company, and/or its Affiliates brought by federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor or that such may not adversely affect us.

We lack a relevant operating history

The Company lacks a relevant operating history in the clothing and apparel industry. As a result, we are subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, etc. The likelihood of our success must be considered in light of these potential problems, expenses, complications, and delays.

We cannot forecast or predict the outcome of our activities

We are dependent upon proceeds of this Offering to fund our operations and pursue our objectives. There is no information at this time upon which to base an assumption that our plans will materialize or prove successful. There can be no assurance that our planned endeavors will result in any operational revenues or profits in the future – especially if our acquired assets prove to be commercially unprofitable. This, coupled with our limited operating history, makes prediction of our future operating results difficult, if not impossible. Because of these reasons, you should be aware that your entire investment in the Company's Shares is at risk.

We are substantially dependent upon third parties

We will be substantially dependent upon third-party advisors and consultants retained by the Company including, but not limited to, designers, artists, manufacturers, suppliers, appraisers, analysts, investment advisors, accountants, bankers, brokers, attorneys, computer technicians, consultants, etc., some of whom may be Affiliates of the Company. We may also enlist the Services of other professionals if deemed in the best interest of the Company. The death or continuing disability of any of these persons may have a materially adverse effect upon our ability to conduct business.

Transferability of Shares you purchase will be restricted

The Shares offered by way of this Offering Statement have not been registered with the Commission or any government's securities authority and will be restricted and therefore cannot be resold unless they are also registered or unless an exemption from registration is available. Therefore, you should be prepared to hold the Shares for at least one (1) year and perhaps even an indefinite period of time.

There is no liquidity associated with the Shares

The Shares will not be listed on any national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Shares constitute a new issue of securities with no established trading market. Furthermore, there can be no assurance that there will be any regular secondary market following the completion of the Offering. Therefore, an investment in these securities should be considered non-liquid. In addition, no assurance can be given that the initial Offering price for these securities will continue for any period of time.

We arbitrarily determined the Offering price of Shares

The price per Share bears no relationship to our assets, opportunities, net worth, or any recognized criteria of value and should not be considered to be an indication of the actual value of the Shares.

All financial forecasts are subject to limitations

If any financial forecasts are utilized by the Company in connection with this Offering, they have been prepared solely by the Company's management. Such forecasts, if any, have not been compiled or reviewed by independent accountants, and, accordingly, no opinion or other form of assurance is expressed. Because such projections are based on a number of assumptions and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, there can be no assurance that such projections, if any, will be realized as actual results may vary significantly and materially from the results included. Such projections, if any, should not be regarded as a representation that the projections will be achieved, nor should the projections be relied upon in purchasing the Shares offered hereby and are qualified in their entirety by the content of this Offering Statement.

Our officers, directors or key advisors may have conflicts of interest vis-à-vis the Company

There are conflicts of interest inherent in the activities of the Company. Our officers, directors and/or our key advisors or their Affiliates or personnel act in a similar capacity for other concerns within the clothing and apparel industry or elsewhere. Such persons intend to continue to manage such concerns and plan to do so in the future. Although we do not currently anticipate problems, any additional responsibilities taken on by such persons may cause them to devote less time to the business of the Company than is necessary or prudent. Also, many of our key personnel may receive equity in the Company.

Certain services to be provided to the Company, such as legal, accounting, marketing, or consulting services, may be performed by Affiliates or personnel of the Company or related parties under common control. Also, our officers, directors and/or key advisors may collect fees, salaries, and/or related costs in connection with managing Company affairs paid out of the net proceeds of this Offering. Consequently, there is the possibility that if the Company doesn't perform well, our officers, directors, key advisors or other personnel or related parties may still realize a profit even though the Company does not.

Conflicts of interest for the above-referenced persons and others associated with the Company by way of contract may also arise. Such individuals, either directly or indirectly, may provide services to other clothing and apparel companies and may acquire clothing and apparel assets for their own account and the account of others. In addition, such persons and/or their Affiliates are presently engaged in the clothing and apparel business independent of the Company and conduct such activities with other companies or private partners. Such persons may also be involved with clothing and apparel companies and in other aspects of private capital formation. All of these activities may result in conflicts of interest.

You should seek out independent legal advice

Neither we nor our attorneys intend to give you any legal advice or counsel whatsoever. We strongly recommend you consult with your legal advisors regarding the inherit risks of the Company before investing.

OTHER POSSIBLE RISKS

We may be adversely impacted from the effects of the current and ongoing COVID-19 pandemic.

Major health epidemics, such as the current and ongoing outbreak caused by a coronavirus (COVID- 19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, government lockdowns, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. There remains significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact.

There may be other unidentified risks

The foregoing represents the Company's best attempt to identify the various risks the Company's capital may be exposed to. It does not purport to be complete and may not adequately cover all activities in which we may be engaged nor all the risks we will be subject to, either directly or indirectly, as a result of pursuing our objectives. You are encouraged and entitled to ask questions of and receive answers from the Company's management to assess the merits and risks of the Company's Shares.

THE OFFERING

PURPOSE

The purpose of this Offering is to provide the Company with working capital.

ESTIMATED USE OF PROCEEDS

We intend to use the net proceeds received from this Offering for general working capital purposes, legal, accounting, additional capital raises, promotion, hiring new team members, and/or any other business purpose. Inasmuch as it is impossible to predict exact costs and the expenses necessary to conduct the business of the Company, actual expenditures could vary substantially and materially from any estimates or forecasts supplied by our Management.

Inasmuch as it is impossible to predict exact costs and the expenses necessary to conduct the business of the Company, actual expenditures could vary substantially and materially from the following estimated forecasts:

	If Target Offering Amount Sold (1)	If Maximum Amount Sold
Total Proceeds:	$10,000	$5,000,000
Less: Offering Expenses		
Costs of Capital: Sales Commissions, Finder Fees, Portal Fees payable to the Company's intermediary and/or Offering Marketing Allowances payable to others, some or all of whom may be Affiliates of the Company	$8,500	$258,000
Net Proceeds:	$1,500	$4,742,000
Use of Net Proceeds		
Working Capital	$1,500	$4,742,000
Total Use of Net Proceeds:	$1,500	$4,742,000

FOOTNOTES TO TABLE (see prior page):

(1) The Company's intermediary, FundMe.com, shall receive a fee of $8,000 plus 5% of funds raised.

CLOSING AND DELIVERY OF SECURITIES

The initial Closing of the Offering shall occur upon the earlier to occur of either (a) five (5) days after subscriptions of at least USD $10,000 (the "Target Offering" amount) have been received by the Company, or (b) 180 days after the date on the cover of this Offering Statement (the initial "Closing Date" or initial "Deadline"). The Closing Date and/or Deadline may be extended at any time.

At least 48 hours prior to a Closing Date or Deadline, you will receive a notification via email stating either (a) your subscription has been accepted and will thereafter be electronically recorded in the Company's books and records, or (b) your subscription is being refunded.

After the initial Closing Date or initial Deadline, subsequent Closings may occur on a rolling basis in the Company's sole discretion.

CANCELLATION POLICY

NOTE: You may cancel your investment commitment (subscription) until 48 hours prior to the Deadline identified in these offering materials (see above).

Our intermediary will notify you when the Target Offering amount has been met.

If we reach the Target Offering amount prior to the Deadline identified in the offering materials (see above), we may close the offering early if we provide notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of your investment commitment).

If you do not cancel your investment commitment (subscription) before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company upon Closing of the Offering and you will receive securities in exchange for your investment.

If you do not reconfirm your investment commitment (subscription) after a material change is made to the Offering, your investment commitment (subscription) will be cancelled and your committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

THE OFFERING

Shares of Common Stock

The Shares of Common Stock (the "Shares" or "Equity") have standard voting rights and are entitled to share in dividends when or if declared by the board of directors subordinate to any preferred shares and provided the Company's debts and other obligations have been satisfied and/or are current.

Voting Rights

Shares of Common Stock have voting rights (i.e., one (1) vote per Share). For a more complete description of voting rights, see the Company's Bylaws attached hereto as an Exhibit.

Other Securities

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in this Offering Statement.

MODIFICATIONS OF OFFERING TERMS

The terms of the securities being offered may be modified through one or more Side Letters. A "Side Letter" is any informal written agreement or letter of understanding entered into by the Company with one or more Persons which may materially obligate the Company and/or modify the terms of this Offering, a Stock Subscription Agreement, and/or other preferences or terms which may be materially different than the terms contemplated by this Offering Statement.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:
(1) to the Issuer (the Company);
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF THE ISSUER'S SECURITIES

Shares of Common Stock

The Shares of Common Stock (the "Shares" or "Stock") have standard voting rights and are entitled to share in dividends when or if declared by the board of directors subordinate to any preferred shares and provided the Company's debts and other obligations have been satisfied and/or are current.

Voting Rights

Shares of Common Stock have voting rights (i.e., one (1) vote per Share). For a more complete description of voting rights, see the Company's Bylaws attached hereto as an Exhibit.

Other Securities

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in this Offering Statement.

VALUATION

The Offering price for the securities offered pursuant to the Company's Form C and Offering Statement has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

The value of our Notes is likely based on the principal of the Note and no other valuation methodology. The return on investment for each Note is based on the creditworthiness of the Company and its ability to repay which is materially dependent upon successful execution of our business plan as well as other various market factors outside of the Company's control. The value of the Notes do not bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

RISKS RELATED TO MINORITY OWNERSHIP IN THE COMPANY

Our officers, directors or key advisors may have conflicts of interest vis-à-vis the Company

There are conflicts of interest inherent in the activities of the Company. Our officers, directors and/or our key advisors or their Affiliates or personnel act in a similar capacity for other concerns within the clothing and apparel industry or elsewhere. Such persons intend to continue to manage such concerns and plan to do so in the future. Although we do not currently anticipate problems, any additional responsibilities taken on by such persons may cause them to devote less time to the business of the Company than is necessary or prudent. Also, many of our key personnel may receive equity in the Company.

Certain services to be provided to the Company, such as legal, accounting, marketing, or consulting services, may be performed by Affiliates or personnel of the Company or related parties under common control. Also, our officers, directors and/or key advisors may collect fees, salaries, and/or related costs in connection with managing Company affairs paid out of the net proceeds of this Offering. Consequently, there is the possibility that if the Company doesn't perform well, our officers, directors, key advisors or other personnel or related parties may still realize a profit even though the Company does not.

Conflicts of interest for the above-referenced persons and others associated with the Company by way of contract may also arise. Such individuals, either directly or indirectly, may provide services to other clothing and apparel companies and may acquire clothing and apparel assets for their own account and the account of others. In addition, such persons and/or their Affiliates are presently engaged in the clothing and apparel business independent of the Company and conduct such activities with other companies or private partners. Such persons may also be involved with clothing and apparel companies and in other aspects of private capital formation. All of these activities may result in conflicts of interest.

RISKS RELATED TO CORPORATE ACTIONS, ISSUANCES OF ADDITIONAL SECURITIES, SALE OF THE COMPANY OR ITS ASSETS, ETC.

Transferability of Shares you purchase will be restricted

The Shares offered by way of this Offering Statement have not been registered with the Commission or any government's securities authority and will be restricted and therefore cannot be resold unless they are also registered or unless an exemption fr3om registration is available. Therefore, you should be prepared to hold the Shares for at least one (1) year and perhaps even an indefinite period of time.

There is no liquidity associated with the Shares

The Shares will not be listed on any national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Shares constitute a new issue of securities with no established trading market. Furthermore, there can be no assurance that there will be any regular secondary market following the completion of the Offering. Therefore, an investment in these securities should be considered non-liquid. In addition, no assurance can be given that the initial Offering price for these securities will continue for any period of time.

We arbitrarily determined the Offering price of Shares

The price per Share bears no relationship to our assets, opportunities, net worth, or any recognized criteria of value and should not be considered to be an indication of the actual value of the Shares.

MATERIAL TERMS OF THE COMPANY'S INDEBTEDNESS

Creditor(s) (1)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
See Footnote 1	See Footnote 1	See Footnote 1	See Footnote 1	See Footnote 1

Footnotes to table:
   (1) (See Financial Statements and accompanying notes in the Exhibit section of this Offering Statement).

OTHER EXEMPT OFFERINGS CONDUCTED BY THE COMPANY IN THE PAST THREE YEARS

Prior to the date on the cover of this Offering Statement the Company has not conducted any offerings of its securities to investors.

RELATED-PARTY TRANSACTIONS

Transactions between the Company and individuals or entities related to our principals can cause conflicts of interest to arise. Such related parties have interests that may differ in certain respects from our interests and those of yours. There can be no assurance that these relationships will withstand regulatory scrutiny. You should recognize that such relationships and transactions involve inherent conflicts between your interests and/or that of the Company and those of the parties related to our principals, and that the risk exists that we will not always resolve such conflicts in a manner that favors you or us. In addition, other transactions or dealings may arise in the future that could cause conflicts of interest. In our name or through our affiliated entities, and in connection with the operation of our various business activities, we have entered into or are otherwise party to contracts or transactions with related parties. See also, "Material Agreements", "Compensation", "Conflicts of Interest", and the footnotes of this Offering Statement. We may enter into similar contracts with other Affiliates from time to time. To review copies of any such contracts or agreements, please contact us. In some cases, a confidentiality agreement may be required as a condition.

FINANCIAL CONDITION OF THE COMPANY

OPERATING HISTORY

The Company is relatively new and has no material prior operating history.

DESCRIPTION OF FINANCIAL CONDITION OF THE COMPANY

You should read our financial statements and the related notes and other financial information included the Exhibit section of this Offering Statement. You also should review the "Business and Anticipated Business Plan" and "Risk Factors" sections of this Offering Statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by any forward-looking statements contained in this Offering Statement.

FINANCIAL INFORMATION

Our Management has prepared audited financial statements included in the Exhibit section of this Offering Statement.

OTHER MATERIAL INFORMATION

SOURCES OF INFORMATION

This Offering Statement contains summaries of and references to certain documents which are believed to be accurate and reliable. Complete information concerning these documents is available for your inspection or your duly authorized financial consultants and advisors. All documents relating to the Company, our objectives and our current activities will be made available to you or your representatives at our offices by appointment. In some cases, a confidentiality agreement must be signed. Our Management is available by telephone or by appointment to provide answers to questions concerning our current plans. NO REPRESENTATIVE HAS BEEN AUTHORIZED TO GIVE YOU ANY INFORMATION OTHER THAN THAT SET FORTH IN THIS OFFERING STATEMENT.

REPRESENTATIONS

This Offering Statement has been prepared to provide you with information concerning the risk factors, terms and proposed activities of the Company and to help you make an informed decision before subscribing for the Promissory Notes. However, neither the delivery of this Offering Statement to you nor any transaction made hereunder shall create any implication that there has been no change in our affairs since the date on the cover of this Offering Statement. Also, there are terms used throughout this Offering Statement which may be unfamiliar to some readers. Please refer to the definitions at the end of this Offering Statement.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

The Company has not retained independent counsel for prospective investors in this Offering. Attorneys assisting in the preparation of this Offering Statement represent only the Company and do not represent any individual Shareholder, officer, manager, manager, investor or prospective investor.

This Offering Statement does not constitute an offer or solicitation to anyone in any state or jurisdiction in which such an offer or solicitation is not authorized. Any reproduction or distribution of this Offering Statement in whole or in part or the divulgence of any of its contents without our prior written consent is strictly prohibited. By accepting delivery hereof, you agree to return this Offering Statement and all associated documents to the Company to the address on the cover unless you subscribe for the Promissory Notes.

We reserve the right to withdraw this Offering in our sole discretion for any or no reason.

The Company's securities described in this Offering Statement are offered in reliance upon an exemption from registration under the U.S. Securities Act of 1933, as amended, and other applicable U.S. federal and state law exemptions. Accordingly, the Promissory Notes are deemed "restricted securities" as such term is defined under U.S. federal and state securities laws, and cannot be subsequently sold or transferred without registration or reliance, to the satisfaction of counsel for the Company, that an exemption from registration is available. You should be aware that no market for the Promissory Notes presently exists and there can be no assurance that a market will ever materialize.

We are not registered as an "investment company" as such term is defined under the Investment Company Act of 1940, as amended. To the extent such statute applies to us, if at all, we are relying upon exemptions available to companies under Section 3(c)(1) of the Investment Company Act of 1940, as amended, and other applicable U.S. federal and state law exemptions.

We are not currently subject to ongoing information disclosure requirements of the Securities and Exchange Act of 1934, as amended, and most likely will not be subject to such requirements after the completion of this Offering. Accordingly, we are not required to provide annual reports. However, we plan to keep investors apprised of the Company's activities and progress from time to time.

This Offering Statement does not purport to be complete. Throughout this Offering Statement reference is made to certain information not contained in this document. If you wish to read the referenced material, we will attempt to provide it for you so long as procuring such information is not unduly expensive or burdensome. Please call us at our main telephone number (see cover page) to inquire about referenced information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Offering Statement may contain forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects. You can generally identify forward-looking statements by our use of forward-looking terminology such as "may", "will", expect", "intend", "anticipate", "estimate", "believe", "continue", or other similar words. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, you should not rely upon our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those discussed above under "Risk Factors", that could cause our actual results to differ materially from those projected in any forward-looking statement we make. We do not anticipate to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPETITION

Competition in the apparel industry is fierce. Some apparel brands offer near wholesale pricing to consumers and have tremendous marketing budgets that allow them to stay in front of customers on a regular basis. Almost all brands that offer affordable clothing can be considered competitors, but we have identified a few key competitors that we believe we should be focusing our research and strategy efforts towards. Below is a brief description of each of these companies we view as competitors in our target market niche:

- Gap/Old Navy (stock symbol: GPS)
  Products Offered: Men's, women's, and kid's clothing. Tees, tops, dresses, jumpsuits, rompers, activewear, polos, sweaters and sweatsuits, leggings, shorts, baby/toddler clothing, maternity, socks
  Pricing: $2.49 to $100+
  Size/Profitability: Market cap: $13.29 billion, Revenue of $4.42 billion on last earnings call
  Market Strategy: Ecommerce and hundreds of convenient brick-and-mortar retail locations. Affordable pricing with hip fashion targeting younger consumers.

- American Eagle Outfitters (stock symbol: AEO)
  Products Offered: Men's and women's clothing. Tees, tops, jackets, dresses, socks and accessories, loungewear, underwear, jeans, cologne, swimsuits
  Pricing: $6.95 to $79.95
  Size/Profitability: Market cap: $6.15 billion, Revenue of $337 million on last earnings call
  Market Strategy: Ecommerce and brick-and-mortar locations typically located within shopping malls. Affordable pricing targeting sensible shoppers aged 30-49

- Ralph Lauren (stock symbol: RL)
  Products Offered: Men's, women's, and kid's clothing. Polos, tees, tops, dress shirts, jeans, sports coats and blazers, dresses, jackets, loungewear, shoes, handbags, watches, wallets, sunglasses, fragrance
  Pricing: $5.99 to $29,500 (alligator handbags)
  Size/Profitability: Market cap: $10.21 billion, Revenue of $1.43 billion on last earnings call
  Market Strategy: Ecommerce and brick-and-mortar retail locations, including outlets and third parties. Offers affordable clothing but also has a luxury aspect to the brand. Targets consumers of all ages.

Many of our competitors have longer operating histories and greater financial, research and development, marketing and other resources than us. Consequently, some of our competitors may be able to develop products and/or processes competitive with, or superior to, our products. Furthermore, we may not be able to (i) differentiate our products from those of our competitors, (ii) successfully develop or introduce new products on a timely basis or at all that are less costly than those of our competitors, or

(iii) offer customers payment and other commercial terms as favorable as those offered by our competitors. The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant change. We expect competition to intensify as technological advances and consolidation continues. New developments by other manufacturers and distributors could render our products uncompetitive or obsolete.

DESCRIPTION OF PROPERTY

We currently lease office space located in King of Prussia, Pennsylvania, USA.

MATERIAL AGREEMENTS

The Company has entered into, will enter into, and/or is otherwise a party to various material contracts with Affiliates and/or third parties. We will make copies of all such contracts available to you for inspection at our corporate offices in King of Prussia, Pennsylvania, at normal business hours or via electronic file sharing upon reasonable request. In some cases, some agreements may be redacted or withheld. We may also require you to enter into a confidentiality agreement as a condition.

We are materially and critically dependent upon our one main supplier, Printful. Printful currently handles all of our inventory, printing, shipping/distribution and order workflow. Printful was established in 2013 and they appear to be a growing company with a reliable track record of performance. To date, we have had no supply issues. Printful typically notifies us if a product is out of stock and offer alternative options if necessary. However, in the event Printful ceases to do business with us or has other issues related to fulfillment, distribution, etc., we would be materially and adversely affected until such time as we can locate an alternative supplier.

Also, subsequent to the date of this Offering Statement, we may enter into one or more side letters with Shareholders. "Side letters" mean any informal written agreement or letter of understanding entered into by the Company with one or more Shareholders or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Shareholder's Stock Subscription Agreement, Units, Notes, and/or rights and obligations under the Operating Agreement, or entitle such Shareholder or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement. The Company is under no obligation to supplement this Offering Statement with a description of any future side letters to which it may become a party.

COMPENSATION

Our Management and/or their Affiliates will be paid in connection with their management and administration of Company affairs. Such persons are also eligible for reimbursement for general and administrative costs and expenses, including, but not limited to, travel, legal, accounting, overhead, due diligence, market research, and pre-acquisition research costs and other expenses in connection with the pursuit of the Company's objectives (See "Estimated Use of Proceeds"). Such persons may receive salaries and equity or other forms of compensation out of the proceeds of this Offering or from our revenue, capital, or other Company assets for services performed on behalf of the Company. Such services may include, but are not limited to, legal, accounting, marketing, overhead, investor relations, communications, administrative support, etc. Such compensation terms may not have been negotiated at arms-length. See "Conflicts of Interest". Other substantial and material compensation terms may be negotiated with Management, other persons, advisors, consultants, new hires, etc., subsequent to the date on the cover of this Offering Statement (See "Conflicts of Interest"). For updated compensation terms of our Management, please contact us.

CONFLICTS OF INTEREST

Our Management may act in a similar capacity for other unaffiliated concerns. Our Management's capability to satisfy its obligations to the Company could be adversely affected by such other involvements. Certain services to be provided to the Company, such as legal, accounting, engineering, analysis, consulting, marketing, and technical services may be performed by Affiliates or related parties of the Company's Management. While such services are expected to be performed at rates believed to be comparable to rates charged by other independent non-affiliated concerns for similar services, there can be no assurance of this. Also, there is the likelihood that if our anticipated activities are not ultimately profitable, that such Affiliates or related parties may still realize profits even though you do not realize the same such profit. Conflicts of interest may arise for our Management, consultants, Affiliates, and others associated with the Company by way of contract. Such individuals, either directly or indirectly, may provide like services to other concerns. In addition, certain consultants, advisors, and members of our key personnel, Management, and their Affiliates are presently engaged in other companies or ventures. See also, "Material Agreements", "Compensation", and "Related Party Transactions".

Each of our Management team may be engaged in other business endeavors, may commit themselves to other entities, and are not obligated to work full time on the Company's affairs. For example, our Management are actively involved in numerous other clothing and apparel business concerns, some of which operate out of the same office space utilized by the Company. If the other business affairs of our Management require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to the affairs of the Company, which could have a negative impact on our ability to operate efficiently.

In addition, our Management may become affiliated with other entities engaged in the clothing and apparel businesses. Additionally, our Management may become aware of business opportunities which may be appropriate for presentation to the Company as well as the other entities with which they are or may be affiliated. Due to their existing affiliations, our Management may have fiduciary obligations to present potential business opportunities to those entities before presenting them to us, which could cause additional conflicts of interest. We cannot assure you that these conflicts will be resolved in our favor.

Also, certain personnel may have personal or family relationships with each other. Such non-business relationships could give rise to issues not otherwise present.

Our Management will be indemnified by the Company and authorized to obtain D&O (directors and officers) liability insurance paid for by the Company.

All of these activities and factors may result in conflicts of interest.

CERTAIN U.S. INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFERING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR SECURITIES, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are a "C-corp" for tax purposes. Neither we nor our Management, advisors, lawyers, accountants, or other representatives make any representation or otherwise provide any tax advice concerning acquiring our Securities. By acquiring our Securities, you represent and warrant that you have consulted your own tax advisor concerning our Securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

LEGAL PROCEEDINGS

As of the date of this Offering Statement, we are not a party to any litigation. The Company and/or its Affiliates may be or become parties to litigation in the normal course of business or may be or become subject to government investigations or administrative proceedings from time to time. In any event, we do not believe that such matters will have a material adverse effect on our business, financial condition or results of operations. We are presently unaware of any active material legal proceedings, regulatory or otherwise, against the Company or its Affiliates that may have a material impact on our prospective activities.

DILUTION

"Dilution" represents the difference between the Offering price of an equity security and the net book value of such security. "Net book value" is typically the amount that results from subtracting the total liabilities of a company from its total assets. Our most recent available financial statements (unaudited) are included in the Exhibit section of this Offering Statement. Presuming placement of all Shares offered hereby (which may or may not occur), and presuming no issuance of any new debt and with combined assets (See "Capitalization and Indebtedness"), and presuming no material change in our net book value between the date of such financial statements and the date of this Offering Statement, you'll likely suffer significant and material dilution per Share you purchase in this Offering. Initial investors in the Offering will be exposed to greater risk of dilution. You may suffer significant and material dilution while our Management, founders, and others may receive a corresponding beneficial increase in the value of Shares held by them. Also, our Board may adopt an Equity Incentive Plan in the future through which options, stock awards, or other equity incentives may be issued to Company employees, personnel, advisors, and/or our Management on terms to be determined. In the event options, stock awards, or other equity incentives are issued and/or exercised, such will have a material dilutive effect upon your ownership in the Company. Subsequent to or concurrent with the closing of this Offering we may seek to raise additional capital through the issuance of additional debt or equity to new investors on terms that may be different from the terms set forth in this Offering Statement. Such issuance of new equity and/or debt securities by the Company would likely have a further material dilutive effect upon your ownership in the Company. (See "Capitalization and Indebtedness", "Compensation", and "Conflicts of Interest").

ONGOING REPORTING

The Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

If you or your advisors would like additional information regarding the Company or our objectives, please contact us:

PLĀA Wear Inc.

630 Freedom Business Center Drive, Paradise Valley Village, 3rd Floor
King of Prussia, Pennsylvania 19406 USA
Telephone: 888-803-0870
E-mail: info@pressPLĀA.com

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A

COPY OF ARTICLES OF INCORPORATION



PLĀA Wear Inc.
630 Freedom Business Center Drive, Paradise Valley Village, 3rd Floor
King of Prussia, Pennsylvania 19406 USA
Telephone: 888-803-0870
E-mail: info@pressPLĀA.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete
Offering Statement, including all Exhibits.

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**

Timothy DeJesus

Name
2009 Janet Drive,

Address
Collegeville   **PA**   **19426**

City   **State**   **Zip Code**

☐ Return document by email to: _____

Articles of Incorporation-For Profit
DSCB: 15-1306/2102/2303/2702/2903/3101/3303/7102
(rev.2/2017)



01236

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $125.00   ☐ I qualify for a veteran/reservist-owned small business fee exemption (see instructions)

Check only one:

[X] **Business-stock (§ 1306)**   ☐ **Management (§ 2703)**
☐ **Business-nonstock (§ 2102)**   ☐ **Professional (§ 2903)**
☐ **Business-statutory close (§ 2303)**   ☐ **Insurance (§ 3101)**
☐ **Cooperative (§ 7102)**   ☐ **Benefit (§ 3303)**

In compliance with the requirements of the applicable provisions (relating to corporations and unincorporated associations), the undersigned, desiring to incorporate a corporation for profit, hereby states that:

1. The name of the corporation (corporate designator required, i.e., "corporation," "incorporated," "limited," "company," or any abbreviation thereof. "Professional corporation" or "P.C." permitted for professional corporations):

   PLAA Wear Inc.

2. Complete part (a) or (b) – not both:

   (a) The address of this corporation's proposed registered office in this Commonwealth is: (post office box alone is not acceptable)

   639 S Broad St Apt A1,   **Lansdale**   **PA**   **19446**   **Montgomery**

   Number and Street   **City**   **State**   **Zip**   **County**

   (b) The name of this corporation's commercial registered office provider and the county of venue is:

   c/o: _____

   Name of Commercial Registered Office Provider   **County**

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4. Check and complete one:

   ☐ The corporation is organized on a nonstock basis.

   [X] The corporation is organized on a stock share basis and the aggregate number of shares authorized is: **50000000**

PENN File: June 15, 2020

5. **The name and address, including number and street, if any, of each incorporator (all incorporators must sign below):**

   Name   **Address**

   Timothy DeJesus   **639 S Broad St Apt A1 , Lansdale , Montgomery , PA , United States , 19446**

---

6. **The specified effective date, if any is:**   **06/16/2020 4:41 PM** .

   month/day/year   hour, if any

---

7. **Additional provisions of the articles, if any, attach an 8½ by 11 sheet.**

---

8. *Statutory close corporation only:* **Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U.S.C. § 77a et seq.)**

---

9. *For Cooperative Corporation Only.*
   Check and complete one:

   The corporation is a cooperative corporation and the common bond of membership among its members is:

   _____

   The corporation is a cooperative corporation and the common bond of membership among its shareholders is:

   _____

---

10. *Benefit corporations only:* **This corporation shall have the purpose of creating general public benefit.**

   Strike out if inapplicable: ~~This corporation shall have the purpose of creating the enumerated specific public benefit(s):~~

IN TESTIMONY WHEREOF, the incorporator(s) has/have signed these Articles of Incorporation this

15 day of **June** , **2020** .

Timothy DeJesus

Signature

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

Docketing Statement - New Entity **DSCB: 15-134A** **(rev. 7/2015)**	 134A

1. **Entity Name:**

    PLAA Wear Inc.

In the case of a foreign association which must use an alternate name to register to do business in Pennsylvania,the alternate name should be given.

2. **Tax Responsible Party**

    Name of individual responsible for initial tax reports :   **Timothy DeJesus**

    639 S Broad St Apt A1, Lansdale, Montgomery, PA, United States, 19446

Number and Street	City	State	Zip	County

3. **Description of Business Activity:**

    Retail Clothing Brand

4. **FEIN [Employer Identification Number/Federal Tax Identification Number]:**

    851235877

FEIN enables agencies to confirm that Commonwealth accounts are properly matched and that this request is processed without added delay. If the business entity does not currently have an FEIN, it can get a FEIN immediately by applying online at irs.gov at the following page http://www.irs.gov/Businesses/Small-Businesses-&-Self-Employed/Employer-ID-Numbers-EINs.

EXHIBIT B

COPY OF BYLAWS



PLĀA Wear Inc.
630 Freedom Business Center Drive, Paradise Valley Village, 3rd Floor
King of Prussia, Pennsylvania 19406 USA
Telephone: 888-803-0870
E-mail: info@pressPLĀA.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete
Offering Statement, including all Exhibits.

BYLAWS

OF

PLĀA Wear Inc.

(a Pennsylvania corporation)

ARTICLE I.
OFFICES

PLĀA Wear Inc., a Pennsylvania corporation (the "Corporation"), in the Commonwealth of Pennsylvania may have offices, either within or without the Commonwealth of Pennsylvania, as the Board of Directors may designate or as the business of the corporation may require from time to time.

The registered office of the corporation required by the Pennsylvania Business Corporation Law to be maintained in the Commonwealth of Pennsylvania may be, but need not be, identical with the principal office in the Commonwealth of Pennsylvania, and the address of the registered office may be changed from time to time by the Board of Directors.

ARTICLE II.
SHAREHOLDERS

Section 1. <u>Annual Meeting</u>. The annual meeting of the shareholders shall be held on, or within reasonable proximity of, the anniversary date of the formation of the corporation, at the hour of 12 o'clock p.m. or such other date or time as the Board of Directors may determine for the purpose of electing directors and for transacting such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the Commonwealth of Pennsylvania, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein or any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as is convenient.

Section 2. <u>Special Meetings.</u> Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President, the Chairman of the Board of Directors or by the Board of Directors, and shall be called by the President at the request of the holders of not less than ten percent (10%) of all outstanding shares of the corporation entitled to vote at the meeting.

Section 3. <u>Place of Meeting</u>. The Board of Directors may designate any place, either within or without the Commonwealth of Pennsylvania, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. Meetings may also be held virtually via telephonic or electronic device or medium. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the Commonwealth of Pennsylvania, as the place for the holding of such meeting. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the corporation in the Commonwealth of Pennsylvania.

Section 4. <u>Notice of Meeting</u>. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statute, be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, or the Secretary, or the persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

Section 5. <u>Closing of Transfer Books or Fixing of Record Date</u>. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of shareholders, not less than ten (l0) days prior to the date on which the particular action requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 6. <u>Voting Lists</u>. The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

Section 7. <u>Quorum</u>. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8. <u>Proxies</u>. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 9. <u>Voting of Shares</u>. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders, as presented to the shareholders in a written consent of the shareholders, unless provided otherwise in the corporation's Articles of Incorporation.

Section 10. <u>Voting of Shares by Certain Holders</u>. Shares outstanding in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed. A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred. Neither shares of its own stock held by the corporation, nor those held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation are held by the corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time for purposes of any meeting.

Section 11. <u>Informal Action by Shareholders</u>. Any action required to be taken at a meeting of the shareholders, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by at least a majority of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III.
BOARD OF DIRECTORS

Section 1. <u>Elimination of Directors' Liability</u>.

(a) The directors of the corporation are not liable to the corporation or to its shareholders for monetary damages for any action taken or any failure to take any action as a director, except liability for:

(1) the amount of a financial benefit received by a director to which he/she is not entitled;

(2) an intentional infliction of harm on the corporation or the shareholders; or

(3) an intentional violation of criminal law.

(b) If the Pennsylvania Business Corporation Law is amended after approval by the Board of Directors of this Article to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Pennsylvania Business Corporation Law, as so amended, and without the necessity for further Board of Director action in respect thereof.

(c) Any repeal or modification of this Article by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 2. <u>General Powers</u>. The business and affairs of the corporation shall be managed by its Board of Directors. The Board of Directors may designate a committee or committees consisting of one or more directors, which committee or committees shall have and may exercise all of the authority designated to it or them by the Board of Directors; but, the designation of such committees and the delegation thereto of authority shall not operate to relieve the Board of Directors or any member thereof of any responsibility imposed upon it or him by law.

Section 3. <u>Number, Tenure and Qualifications</u>. The number of directors of the corporation shall be not less than one (1) nor more than seven (7) as determined, from time to time, by the Board of Directors. Each Director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified. Directors need not be residents of the Commonwealth of Pennsylvania or shareholders of the corporation. The Board of Directors may elect from its own number a Chairman of the Board, who shall preside at all meetings of the Board of Directors, and shall perform such other duties as may be prescribed from time to time by the Board of Directors.

Section 4. <u>Regular Meetings</u>. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after, and at the same place or in the same manner as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the Commonwealth of Pennsylvania, for the holding of additional regular meetings without other notice than such resolution.

Section 5. <u>Special Meetings</u>. Special meetings of the Board of Directors may be called by or at the request of the President or the Chairman of the Board of Directors or any Director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the Commonwealth of Pennsylvania, as the place for holding any special meeting of the Board of Directors called by them.

Section 6. <u>Meeting by Telephone or Electronic Device or Medium</u>. Members of the Board of Directors or any committee designated by the Board may participate in a meeting of the Board as committee by means of conference telephone or similar communications equipment or electronic device or medium by which all persons participating in the meeting can hear each other, and participation in a meeting under this section shall constitute presence in person at the meeting.

Section 7. <u>Notice</u>. Notice of any special meeting shall be given at least two days previously thereto by written notice delivered personally or mailed to each Director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid. If notice be given by telegram such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any Director may waive notice of any meeting. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 8. <u>Quorum</u>. A majority of the number of Directors fixed by Section III.3 shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

Section 9. <u>Manner of Acting</u>. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. Any action which may be taken at a meeting of the Directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Directors.

Section 10. <u>Vacancies</u>. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of Directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of Directors by the shareholders.

Section 11. <u>Removals</u>. Directors may be removed at any time without cause by vote of the shareholders holding a majority of the shares outstanding and entitled to vote. Such vacancy shall be filled by the directors then in office, though less than a quorum, and any person so designated or appointed shall hold office until the next annual meeting or until his successor is duly elected and qualified; provided that any directorship to be filled by reason of removal by the shareholders may be filled by election by the shareholders at the meeting at which the director is removed. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Section 12. <u>Resignation</u>. A director may resign at any time by delivering written notification thereof to the President or Secretary of the corporation. Resignation shall become effective upon its acceptance by the Board of Directors; provided, however, that if the Board of Directors has not acted thereon within ten (10) days after the date of its delivery, the resignation shall be deemed accepted upon the tenth day.

Section 13. <u>Compensation</u>. By resolution of the Board of Directors, each Director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as Director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

Section 14. <u>Presumption of Assent</u>. A Director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he/she shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

Section 15. <u>Chairman</u>. The Board of Directors may elect from its own number a Chairman of the Board, who shall preside at all meetings of the Board of Directors, and shall perform such other duties as may be prescribed from time to time by the Board of Directors.

ARTICLE IV.
OFFICERS

Section 1. <u>Number</u>. The officers of the corporation shall be a President and/or Chief Executive Officer, any or no Vice-Presidents or other executive officers (the number and designation thereof may be determined by the Board of Directors), a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

Section 2. <u>Election and Term of Office</u>. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he/she shall resign or shall have been removed in the manner hereinafter provided.

Section 3. <u>Resignations</u>. Any corporate officer may resign at any time by delivering a written resignation either to the corporate President or to the corporate Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery.

Section 4. <u>Removal</u>. Any officer or agent may be removed by the Board of Directors whenever in its judgment, the best interests of the corporation will be served thereby, but any such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 5. <u>Vacancies</u>. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

Section 6. <u>The President and/or Chief Executive Officer</u>. Unless the Board determines to bifurcate the offices among two (2) persons (in which case the CEO shall be the principal executive officer and the President the secondary executive officer unless otherwise limited by the Board), the President and/or Chief Executive Officer ("CEO") shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. He/she shall when present, preside at all meetings of the shareholders and of the Board of Directors, unless the Directors have designated a Chairman in accordance with Section III.3. He/she may sign, with the Secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

Section 7. <u>The Vice-President</u>. In the absence of the President, in the event of his death, inability or refusal to act, or if so directed by the President, the Vice-President (or in the event there be more than one Vice-President, the Vice-Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice-President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 8. <u>The Secretary</u>. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder; (e) sign with the President, or a Vice-President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 9. <u>The Treasurer</u>. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article V.

Section 10. <u>Assistant Secretaries and Assistant Treasurers</u>. The Assistant Secretaries, when authorized by the Board of Directors, may sign with the President or a Vice-President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall, respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

Section 11. <u>Salaries</u>. The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he/she is also a Director of the corporation.

Section 12. <u>Other Officers</u>. Other officers shall perform such duties and have such powers as may be assigned to them by the Board of Directors.

ARTICLE V.
CONTRACTS, LOANS. CHECKS AND DEPOSITS

Section 1. <u>Contracts</u>. The Board of Directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. <u>Loans</u>. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized in writing by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. <u>Checks Drafts. Etc</u>. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. <u>Deposits</u>. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VI.
INDEMNIFICATION

Section 1. <u>Indemnification</u>. The corporation shall indemnify its directors, officers, employees, fiduciaries and agents to the full extent permitted by the Pennsylvania Business Corporation Law or any successor statute. In particular, and not in derogation of the generality of the foregoing, except as provided in this section, the corporation shall indemnify an individual made a party to a proceeding because he/she is or was a director, against liability incurred in the proceeding if:

(a) his/her conduct was in good faith;

(b) he/she reasonably believed that his/her conduct was in, or not opposed to, the corporation's best interests; and

(c) in the case of any criminal proceeding, he/she had no reasonable cause to believe his conduct was unlawful.

The corporation shall not indemnify a director under this section:

        (d) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

        (e) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving acts in his/her official capacity, in which proceeding he/she was adjudged liable on the basis that he/she derived an improper personal benefit. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he/she reasonably believed to be in the best interest of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. <u>Determination</u>. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section VI.1 or in defense of any claim, issue or matter therein, he/she shall be indemnified against expenses (including attorney's fees) which he/she actually and reasonably incurred in connection therewith. Any other indemnification under Section VI.1 not ordered by a court shall be made by the corporation upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he/she has met the applicable standard of conduct set forth in Section VI.l. Such determination shall be made either by (a) the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, (b) by independent legal counsel in a written opinion, or (c) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

Section 3. <u>General Indemnification</u>. The indemnification and advancement of expenses provided by this Article may not be construed to be exclusive of any of the rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to an action in his official capacity and as to an action in another capacity while holding office.

Section 4. <u>Advances</u>. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking (secured by surety or collateral) by or on behalf of the director, officer, employee or agent that he/she shall repay the amount advanced if it is ultimately determined that he/she is not entitled to be indemnified by the corporation as authorized by this Article.

Section 5. <u>Scope of Indemnification</u>. The indemnification and advancement of expenses authorized by this Article shall apply to all present and future directors, officers, employees and agents of the corporation and shall continue as to such persons who cease to be directors, officers, employees, or agents of the corporation and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification and advancement of expenses provided by law.

Section 6. Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status in any such capacity, whether or not the corporation would have the power to indemnify him against any such liability under the provisions of this Article VI or the laws of the Commonwealth of Pennsylvania, as the same may hereafter be amended or modified.

ARTICLE VII.
CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1. Certificates for Shares. While the Board of Directors may elect to issue shares only upon the books of the corporation without certification, certificates representing shares of the corporation may be issued in such form as shall be determined by the Board of Directors. Such certificates, if issued, shall be signed by the President and/or CEO or Vice-President and by the Secretary or an Assistant Secretary and sealed with the corporate seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the corporation itself or one of its employees. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificates for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

Section 2. Transfer of Shares. Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

Section 3. Consideration for Shares. The capital stock of the corporation shall be issued for such consideration as shall be fixed from time to time by the Board of Directors, but in no event shall such value be less than the par value, if any, of such shares. In the absence of fraud, the determination of the Board of Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive.

Section 4. <u>Registered Shareholders</u>. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof in fact and shall not be bound to recognize any equitable or other claim to or interest in the shares.

ARTICLE VIII.
FISCAL YEAR

The corporation's first fiscal year shall begin on the date of incorporation and end on December 31 of the calendar year of incorporation. Thereafter, the corporation's fiscal year shall be a calendar year beginning on January 1 and ending on December 31.

ARTICLE IX.
DIVIDENDS

The Board of Directors may, from time to time, declare and the corporation may pay dividends on its outstanding shares in the manner, and upon the terms and conditions provided by law and its articles of incorporation.

ARTICLE X.
CORPORATE SEAL

The Board of Directors may, in its discretion, provide a corporate seal.

ARTICLE XI.
WAIVER OF NOTICE

Whenever any notice is required to be given to any shareholder or Director of the corporation under the provisions of these bylaws or under the provisions of the Articles of Incorporation or under the provisions of the Pennsylvania Business Corporation Law, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a Director at any meeting of Directors shall constitute a waiver of notice of such meeting, except where a Director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE XII.
AMENDMENTS

These bylaws may be altered, amended or repealed and new bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

ARTICLE XIII.
PROCEDURE FOR CONDUCTING MEETINGS

All shareholder and director meetings shall be conducted in accordance with the rules and procedures set forth in the most current edition of Roberts' Rules of Order.

* * * * *

As adopted at the corporation's organizational meeting, June 15, 2020:

BY THE INCORPORATOR:

/s/ Timothy DeJesus

X_____
Timothy DeJesus

EXHIBIT C

FINANCIAL INFORMATION



PLĀA Wear Inc.
630 Freedom Business Center Drive, Paradise Valley Village, 3rd Floor
King of Prussia, Pennsylvania 19406 USA
Telephone: 888-803-0870
E-mail: info@pressPLĀA.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

PLAA WEAR, INC.

July 31, 2021 and December 31, 2020



PLAA WEAR, INC.

For the Period January 1, 2021 to July 31, 2021 and
For the Period June 16, 2020 to December 31, 2020

TABLE OF CONTENTS

Page

Independent Auditors' Report   1 - 2

Balance Sheets   3

Statements of Operations   4

Statement of Changes in Stockholders' Deficiency   5

Statements of Cash Flows   6

Notes to the Financial Statements   7 - 9



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Auditors' Report

To the Stockholders of
PLAA Wear Inc.
King of Prussia, Pennsylvania

We have audited the accompanying financial statements of PLAA Wear Inc. which comprise the Balance Sheets as of July 31, 2021 and December 31, 2020, and the related Statements of Operations, Changes in Stockholders' Deficiency, and Cash Flows for the seven months ended July 31, 2021 and the period ended June 16, 2020 to December 31, 2020, and the related Notes to the Financial Statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

39 State Route 12, Ste 2, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PLAA Wear Inc. as of July 31, 2021 and December 31, 2020 and the results of its operations and its cash flows for the seven months ended July 31, 2021 and the period ended June 16, 2020 to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

BKC, CPAs, PC

BKC, CPAs, PC

October 1, 2021
Flemington, New Jersey

PLAA Wear, Inc.
Balance Sheets

ASSETS

	July 31, 2021		December 31, 2020	
Current assets				
Cash and cash equivalents	$	5,553	$	-
Total assets	$	5,553	$	-

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

	July 31, 2021		December 31, 2020	
Current liabilities				
Accrued expenses	$	782	$	-
Total current liabilities		782		-
Long-term liabilities				
Loan from stockholder		22,852		80
Total long-term liabilities		22,852		80
Stockholders' deficiency				
Common stock, $.0001 par value, 50,000,000 shares authorized, 40,000,000 shares issued and outstanding		100		100
Accumulated deficit		(18,181)		(180)
Total stockholders' deficit		(18,081)		(80)
Total liabilities and stockholders' deficit	$	5,553	$	-

See accompanying notes to the financial statements.

3

PLAA Wear, Inc.
Statements of Operations

	January 1, 2021 through July 31, 2021	June 16, 2020 through December 31, 2020
Net Sales	$ 3,962	$ -
Cost of goods sold	3,028	-
Gross profit	934	-
Operating expenses		
Advertising and marketing	5,238	180
Dues and subscriptions	5	-
Legal and professional services	11,617	-
Payment services expense	589	-
Rent and lease	899	-
Licenses and fees	250	-
Telephone	337	-
Total operating expenses	18,935	180
Net loss	(18,001)	(180)
Accumulated deficit - beginning of period	(180)	-
Accumulated deficit - end of period	$ (18,181)	$ (180)

See accompanying notes to the financial statements.

4

PLAA Wear, Inc.
Statement of Changes in Stockholders' Deficiency
For the Seven Months Ended July 31, 2021

| | Common Stock | | Accumulated | |
	Shares	Amount	Deficit	Total
Sale of common stock	50,000,000	$ 100	$ -	$ 100
Net loss	-	-	(180)	(180)
Balance as of December 31, 2020	50,000,000	$ 100	$ (180)	$ (80)
Net loss	-	-	(18,001)	(18,001)
Balance as of July 31, 2021	50,000,000	$ 100	$ (18,181)	$ (18,081)

See accompanying notes to the financial statements.

PLAA Wear, Inc.
Statements of Cash Flows

	Seven Months Ended July 31, 2021		June 16, 2020 Thru December 31, 2020	
Cash flows from operating activities				
Net loss	$	(18,001)	$	(180)
Adjustments to reconcile net loss to net cash used in operating activities		-		-
Increase in liabilities		-		-
Accrued expenses		782		-
Net cash used in operating activities		(17,219)		(180)
Cash flows from financing activities				
Loan from stockholder		22,772		80
Proceeds from sale of common stock		-		100
Net cash provided by financing activities		22,772		180
Net increase in cash and cash equivalents		5,553		-
Cash and cash equivalents - beginning of period		-		-
Cash and cash equivalents - end of period	$	5,553	$	-

See accompanying notes to the financial statements.

Note 1 - Summary of significant accounting policies
Nature of business
PLAA Wear Inc. (the Company) is an online retailer of made to order, environment friendly, affordable designer clothing. The Company's corporate offices are located in South-Eastern Pennsylvania. The Company began operations in June of 2020.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Advertising
All advertising and promotional costs are expensed when incurred. Advertising expense for the seven months ended July 31, 2021 and the period ended June 16, 2020 to December 31, 2020 were $5,328 and $180, respectively.

Income taxes
The Company is a C-Corporation for income tax purposes and filed an initial tax return for the period ended June 16, 2020 to December 31, 2020. Since the Company is newly formed, all tax returns are subject to examination by tax authorities.

Revenue recognition
The Company recognizes revenue from product sales when the goods are shipped, or title passes to the customer.

ASU 2014-09: The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. This ASU as modified by ASU 2015-14, changes the timing of recording revenue for services performed. This ASU was effective for the Company in the periods ended July 31, 2021 and December 31, 2020. Management completed its assessment and the impact to the financials did not require a restatement of prior financial statements.

Note 2 - Concentrations
Credit risk
The Company maintains its cash in a bank deposit account, which may at times, exceed federally insured limits. At July 31, 2021 and December 31, 2020, the Company had no uninsured cash.

Note 2 - Concentrations (continued)
Major suppliers
A major supplier is defined as one generating 10% or greater of the Company's cost of goods sold. For the seven months ended July 31, 2021 and the period ended June 16, 2020 to December 31, 2020, one supplier provided for 100% of the Company's packing and raw materials.

Note 3 - Loan from stockholder
The majority stockholder has advanced funds to the Company in the form of non-interest-bearing loans. As of July 31, 2021 and December 31, 2020, the balance loaned to the company amounted to $22,852 and $80, respectively. There are no repayment terms for these loans.

Note 4 - Common stock
The Company is authorized to issue 50,000,000 shares of Common Stock, $.0001 par value per share. As of July 31, 2021 and December 31, 2020, 40,000,000 shares were outstanding.

The Shares of Common Stock have standard voting rights and are entitled to share in dividends when or if declared by the board of directors and provided the Company's debts and other obligations have been satisfied and/or are current.

Common stockholders have voting rights of one vote per share.

Note 5 - Related party transactions
During the seven months ended July 31, 2021, sales to stockholders accounted for 63% of total sales. The Company did not have any sales in the period ended December 31, 2020.

Note 6 - Risks and uncertainties
The Company's activities are subject to significant risks and uncertainties, including additional funding through crowdfunding.

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (The "COVID-19 outbreak") and the risks to the international community as a virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for the fiscal year 2022.

Note 7 -   Subsequent events
The Company's management has determined that no material events or transactions occurred subsequent to July 31, 2021 and through October 1, 2021 the date of the Company's financial statements issuance, which require additional disclosure in the Company's financial statements.

EXHIBIT D

FORM OF STOCK SUBSCRIPTION AGREEMENT



PLĀA Wear Inc.
630 Freedom Business Center Drive, Paradise Valley Village, 3rd Floor
King of Prussia, Pennsylvania 19406 USA
Telephone: 888-803-0870
E-mail: info@pressPLĀA.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering
Statement, including all Exhibits.



wear inc.

COMMON STOCK SUBSCRIPTION AGREEMENT

This Common Stock Subscription Agreement (this "Agreement") is made as of the _____ day of _____, 20_____ (the "Effective Date") by and between PLĀA Wear Inc., a Pennsylvania corporation (the "Company") and _____ (the "Purchaser").

The Company and the Purchaser are collectively referred to herein as the "Parties" and each as a "Party").

The Parties hereby agree as follows:

1. Purchase and Sale of Common Stock.

    (a) Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase and the Company agrees to sell and issue to the Purchaser at the Closing _____ shares of the Company's Common Stock (the "Shares", "Stock", or "Securities") at a purchase price of $1.00 per Share pursuant to the terms of the Company's Regulation Crowdfunding Offering Statement dated October 6, 2021, as may be further amended and/or supplemented by the Company from time to time (the "Offering Statement"), which Offering Statement is incorporated into this Agreement as if fully set forth herein, the receipt and acceptance of which is hereby acknowledged by Purchaser.

    (b) Closing; Delivery. The purchase and sale of the Stock shall take place only through the Company's designated registered funding portal or designated intermediary pursuant to pursuant to Regulation Crowdfunding by electronic exchange of documents and wire transfer of money on the date of this Agreement or such other time and place as the Parties shall mutually agree (which time and place are designated as the "Closing").

2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser that:

    (a) Organization, Good Standing and Qualification. The Company is a corporation duly organized and validly existing under the laws of the Commonwealth of Pennsylvania and has all requisite corporate power and authority to carry on its business. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

    (b) Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder and the authorization, issuance and delivery of the Stock has been taken or will be taken prior to the Closing, and this Agreement, when executed and delivered by the Company, shall constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3. <u>Representations and Warranties of the Purchaser</u>. The Purchaser hereby represents and warrants to the Company that:

(a) <u>Authorization</u>. The Purchaser has full power and authority to enter into this Agreement. The Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

(b) <u>Purchase Entirely for Own Account</u>. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Securities to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Securities. The Purchaser has not been formed for the specific purpose of acquiring the Securities.

(c) <u>Investment Experience</u>. Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company and acknowledges that such Purchaser can protect its own interests. Purchaser has such knowledge and experience in financial and business matters so that Purchaser is capable of evaluating the merits and risks of its investment in the Company.

(d) <u>Speculative Nature of Investment</u>. Purchaser understands and acknowledges that the Company has a limited financial and operating history and that an investment in the Company is highly speculative and involves substantial risks. Purchaser can bear the economic risk of such Purchaser's investment and is able, without impairing such Purchaser's financial condition, to hold the Stock and the Securities for an indefinite period of time and to suffer a complete loss of Purchaser's investment.

(e) <u>Disclosure of Information</u>. The Purchaser has received a complete copy of the Company's Offering Statement including all exhibits thereto. The Purchaser has had opportunity to ask questions of and receive answers from the Company's management. The Purchaser has also had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Stock with the Company's management and has had an opportunity to review the Company's facilities. The Purchaser understands that such discussions, as well as and any other written information delivered by the Company to the Purchaser, were intended to describe the aspects of the Company's business which it believes to be material.

(f) <u>Restricted Securities</u>. The Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act of 1933, as amended (the "<u>Securities Act</u>"), by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Securities are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

(g) <u>No Public Market</u>. The Purchaser understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities.

(h) <u>Legends</u>. The Purchaser understands that the Securities, and any securities issued in respect thereof or exchange therefor, may bear one or all of the following legend: "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933".

(i) <u>Purchaser Suitability</u>. The Purchaser represents that they meet the qualifications of purchasers of securities pursuant to exemptions from registration under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

(j) <u>Non-U.S. Investors</u>. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Such Purchaser's subscription and payment for and continued beneficial ownership of the Securities, will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

(k) <u>Regulation S</u>. If Purchaser is not a U.S. Person, Purchaser warrants that he is not a U.S. Person, as that term is defined in Regulation S promulgated pursuant to the Act; that he is purchasing the Securities for his own account and not for the account or benefit of a U.S. person; Purchaser agrees that if he sells the Securities he will do so only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and Purchaser agrees not to engage in hedging transactions with regard to the Securities unless in compliance with the Act. If applicable, with regard to the above items, Purchaser declares all of these representations under penalty of perjury.

(l) <u>Tax Advisors</u>. Purchaser has reviewed with its own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by the Agreement. With respect to such matters, such Purchaser relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Purchaser understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by the Agreement.

4. <u>Miscellaneous</u>.

(a) <u>Transfer; Successors and Assigns</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) <u>Governing Law/Venue</u>. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the Parties hereto shall be governed, construed, and interpreted in accordance with the laws of the Commonwealth of Pennsylvania. Each party agrees that it will not bring any action relating to this Agreement or any acts or transactions contemplated hereby in any court other than a federal or state court sitting in Whatcom County, Commonwealth of Pennsylvania. Each party further agrees that it will submit to the jurisdiction of such court and that it will not seed to change the venue of such action.

(c) <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

(d) <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(e) <u>Notices</u>. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by fax or email (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page hereto, or as subsequently modified by written notice.

(f) <u>Attorney's Fees</u>. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

(g) <u>Amendments and Waivers</u>. Any term of this Agreement may be amended or waived only with the written consent of the Parties.

(h) <u>Severability</u>. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the Parties agree to renegotiate such provision in good faith. In the event that the Parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

(i) <u>Delays or Omissions</u>. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

(j) <u>Entire Agreement</u>. This Agreement, and the documents referred to herein constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the Parties hereto are expressly canceled.

(k) <u>Facsimile or Electronic Mail Execution and Delivery</u>. A facsimile or electronic mail or other reproduction of this Agreement may be executed by one or more Parties hereto and delivered by such party by facsimile or electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes. At the request of any party hereto, all

Parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy, or other reproduction hereof.

(l) <u>Further Assurances</u>. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

* * * * *

The Parties have executed this Agreement as of the Effective Date first written above.

PURCHASER(S):

X_____   X_____
Authorized Signature   Second Authorized Signature (if applicable)

_____   _____
Print Name   Print Name

_____   _____
Date   Date

_____   _____
Title (if applicable)   Title (if applicable)

_____   _____
Name of Entity (if applicable)   Name of Entity (if applicable)

COMPANY:

PLĀA Wear Inc.
a Pennsylvania corporation

By: _____   Acceptance Date: _____
Timothy DeJesus, President